As confidentially submitted to the Securities and Exchange Commission on October 7, 2024.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Confidential Draft Submission No. 2

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

RedHawk Acquisition I Corp.
(Exact Name of registrant in its charter)

Nevada	6770	93-4886571
(State or Jurisdiction of Incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

14201 N. Hayden Road, Suite A-1

Scottsdale, AZ 85260

(480) 659-6404

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

_______________________________

National Registered Agents, Inc.

701 S. Carson Street, Ste 200

Carson City, NV, 89701

(800) 767-1553

(Name, address, including zip code, and telephone number, including area code, of agent for service)

_______________________________

Copies to:

Brian Higley

Business Legal Advisors, LLC

14888 Auburn Sky Drive

Draper, UT 84020

(801) 634-1984

Approximate date of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☒
(Do not check if a smaller reporting company)		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Securities Exchange Act of 1934. ☐

The Issuer hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Issuer shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this document is not complete and may be changed. The Company may not sell the securities offered by this document until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities, and the Company is not soliciting an offer to buy these securities, in any state or other jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED OCTOBER 7, 2024

RedHawk Acquisition I Corp.

6,000,000 Shares of Common Stock

$0.75 per share

RedHawk Acquisition I Corp. (“we,” “our,” “us,” “RedHawk,” the “Company,” the “Registrant,” or the “Issuer”) is offering, on self-underwritten basis, 6,000,000 newly issued shares of its common stock (the “Shares”) at a price of $0.75 per share (the “Offering”). The Shares are intended to be sold directly through the efforts of Mr. Neil Reithinger, our President, Treasurer and Director, and Mr. Alexander Walsh, our Secretary and Director and through ICON Capital Group, LLC, a Texas limited liability company (“ICON”), a FINRA-licensed broker-dealer. Messrs. Reithinger and Walsh are underwriters for the purposes of this Offering. The Shares offered through Messrs. Reithinger and Walsh and ICON are subject to the requirements of Rule 419 and will be deposited into the Escrow Account (as hereafter defined) prior to commencement of this Offering. Further, all proceeds from the sale of the Shares will be deposited into the Escrow Account pending completion of this Offering and any acquisition. The intended methods of communication by Messrs. Reithinger and Walsh include, without limitation, telephone and personal contacts. For more information, see the section titled "Plan of Distribution" herein.

We have engaged ICON to act as our financial advisor in connection with this Offering. ICON has agreed to use its reasonable best efforts to arrange for the sale of the securities offered by this Prospectus. ICON is not purchasing or selling any of the securities we are offering, and ICON is not required to arrange the purchase or sale of any specific number or dollar amount of securities. We have agreed to pay to ICON the agent fees set forth in the table below and in the “Plan of Distribution” herein. We will bear all costs associated with the Offering.

The proceeds from the sale of the Shares in this Offering should be payable to Odyssey Transfer and Trust Company as Agent for the Investors in RedHawk Acquisition I Corp. (the “Trustee” or the “Escrow Agent”). All subscription funds will be held in escrow by the Trustee in a non-interest bearing account (the “Escrow Account”) pending the achievement of a minimum offering of 4,500,000 Shares of common stock (the “Minimum Offering”), and no funds shall be released to RedHawk until such a time as the Minimum Offering is attained, at which time any such release shall be limited to 10% of the proceeds for expenses. Notwithstanding the required return of investors’ proceeds after 18 months from the effective date of this Prospectus pursuant to Rule 419, if the Minimum Offering is not achieved within 360 days from the effective date of this Prospectus, all subscription funds will be returned to investors promptly without interest or deduction of fees. See the section titled “Plan of Distribution” herein. Neither the Company nor any subscriber shall receive any interest payments no matter how long subscriber funds might be held. The Offering will terminate on the earlier of: (i) the date when the sale of all 6,000,000 shares being sold by RedHawk is completed, (ii) any time after the Minimum Offering of 4,500,000 shares of common stock is achieved at the discretion of the Board of Directors, or (iii) 360 days from the of effective date of this Prospectus. Prior to this offering, there has been no public market for our common stock. We are a company that currently has limited operations and has not generated any revenue. Therefore, any investment involves a high degree of risk. See “Risk Factors” below.

The Company is a “shell company,” as defined by Rule 405 of the Securities Act. In addition, the proposed business activities described herein classify the Company as a “blank check” company. Many states have enacted statutes, rules and regulations limiting the sale of securities of “blank check” companies in their prospective jurisdictions. Management does not intend to undertake any efforts to cause a market to develop in the Company's securities until such time that the Company has successfully implemented its business plan described herein. Shares sold hereunder will be placed into escrow until such time that legal counsel has confirmed that a merger or acquisition has been successfully consummated. While in escrow, the Shares will be held for the benefit of the purchasing shareholder.

The Company is conducting a “Blank Check” offering subject to Rule 419 of Regulation C as promulgated by the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”). The Offering proceeds, and the securities to be issued to investors will be deposited in the Escrow Account (the “Deposited Funds” and “Deposited Securities,” respectively). While held in the Escrow Account, the Deposited Securities may not be traded or transferred other than by will or the laws of descent and distribution, or pursuant to a qualified domestic relations order as defined by the Internal Revenue Code of 1986, as amended (the “Code”) (26 U.S.C. 1 et seq.), or Title 1 of the Employee Retirement Income Security Act (29 U.S.C. 1001 et seq.), or the rules thereunder. Except for an amount up to 10%, that may be released to the Company after the Minimum Offering is attained, of the Deposited Funds otherwise releasable under Rule 419, the Deposited Funds and the Deposited Securities may not be released until an acquisition meeting the requirements of Rule 419 (see “Plan of Distribution”) has been consummated and 80% of investors reconfirm their investment in accordance with the procedures set forth in Rule 419. Pursuant to these procedures, a new prospectus, which describes an acquisition candidate and its business and includes audited financial statements, will be delivered to all investors. The Company must return the pro rata portion of the Deposited Funds to any investor who does not elect to remain an investor. Unless at least 80% of investors elect to remain investors, all investors will be entitled to the return of a pro rata portion of the Deposited Funds and none of the Deposited Securities will be issued to investors. In the event an acquisition is not consummated within 18 months of the effective date of this Prospectus, the Deposited Funds will be returned on a pro rata basis to all investors.

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The Company is an “emerging growth company” under the Jumpstart Our Business Startups (JOBS) Act.

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD PURCHASE ONLY IF YOU CAN AFFORD A COMPLETE LOSS OF YOUR INVESTMENT. SEE THE SECTION TITLED “RISK FACTORS” HEREIN ON PAGE 8.

	Number of Shares	Offering Price	Under- writing Discounts and Commissions	Proceeds to the Company

Per Share	1	$0.75	$0.06	$0.69

Minimum	4,500,000	$3,375,000	$270,000	$3,105,000

Maximum	6,000,000	$4,500,000	$360,000	$4,140,000

Existing Shareholders	-	$-	$-	$-

This Prospectus is not an offer to sell these securities, and the Company is not soliciting an offer to buy these securities, in any state or other jurisdiction where the offer or sale is not permitted.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Subject to completion, dated ____, 2024

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PART I – INFORMATION REQUIRED IN THE PROSPECTUS

SUMMARY INFORMATION

Rights and Protections Under Rule 419

The net proceeds of this Offering will be placed in the Escrow Account until the completion of a merger or acquisition as detailed herein, other than up to 10%, after Minimum Offering is attained, of the proceeds that may be released to the Company in accordance with Rule 419 following completion of the Offering. Other than the 10% that may be released to the Company after Minimum Offering is attained, such escrowed funds may not be used for salaries or reimbursable expenses. Prior to completion of the Offering contemplated by this Prospectus, all Shares sold under this Offering will be placed in the Escrow Account pending completion, if any, of an acquisition complying with Rule 419. All offering proceeds and all securities issued in connection with the offering will be held in escrow and, except for the 10% of proceeds that may be released to the Company after Minimum Offering is attained, will remain in escrow until the completion of any acquisition or the return of all funds after a lapse of 18 months when no acquisition has been consummated.

Prospectus Summary

The following summary is qualified in its entirety by detailed information appearing elsewhere in this Prospectus. Each prospective investor is urged to read this Prospectus, and the attached exhibits, in their entirety.

The Company and Business Overview

RedHawk Acquisition I Corp. was incorporated in the State of Nevada on December 13, 2023, to engage in any lawful corporate undertaking, including, but not limited to, selected mergers and acquisitions. The Company has no operations to date. Other than issuing shares of common stock to its original shareholders and preferred shares to our initial investor, Redhawk Investment Group LLC, the Company has yet to commence any operational activities.

The Company was formed by Neil Reithinger for the purpose of creating a corporation that could be used to consummate a merger or acquisition. Mr. Reithinger serves as President, Treasurer and Director, and Alexander Walsh serves as Secretary and Director. Our directors have determined next to proceed with filing of a Registration Statement on Form S-1 for the Offering.

Mr. Reithinger, President and Director, elected to commence implementation of the Company's principal business purpose, described under “Plan of Operation” below. As such, the Company can be defined as a “shell” company, whose sole purpose at this time is to locate and consummate a merger or acquisition with a private entity.

The Company is a “shell company,” as defined by Rule 405 of the Securities Act. In addition, the proposed business activities described herein classify the Company as a “blank check” company. Many states have enacted statutes, rules and regulations limiting the sale of securities of “blank check” companies in their prospective jurisdictions. Management does not intend to undertake any efforts to cause a market to develop in the Company's securities until such time that the Company has successfully implemented its business plan described herein. Shares sold hereunder will be placed into escrow until such time that legal counsel has confirmed that a merger or acquisition has been successfully consummated. While in escrow, the Shares will be held for the benefit of the purchasing shareholder.

As of the date of this Prospectus, the Company has 3,750,000 shares, $0.001 par value per share, of common stock issued and outstanding. Of these shares held by the Existing Shareholders (as defined below), none are being resold to the public pursuant to this Offering.

The Company is an “emerging growth company” under the Jumpstart Our Business Startups (JOBS) Act. The Company shall continue to be deemed an “emerging growth company” until the earlier of:

(a) the last day of our fiscal year during which we have total annual gross revenues of $1,000,000,000 (as such amount is indexed for inflation every five years by the SEC to reflect the change in the Consumer Price Index for All Urban Consumers published by the Bureau of Labor Statistics, setting the threshold to the nearest $1,000,000) or more;

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(b) the last day of our fiscal year following the fifth anniversary of the date of our first sale of common equity securities pursuant to an effective registration statement under this title;

(c) the date on which we have, during the previous three year period, issued more than $1,000,000,000 in non-convertible debt; or

(d) the date on which we are deemed to be a ”large accelerated filer,” as defined in section 240.12b-2 of Title 17, Code of Federal Regulations, or any successor thereto.

As an “emerging growth company,” the Company is exempt from Section 404(b) of Sarbanes Oxley. Section 404(a) requires registrants to publish information in their annual reports concerning the scope and adequacy of the internal control structure and procedures for financial reporting. The statement in the annual reports shall also assess the effectiveness of such internal controls and procedures. The Company believes its internal controls and procedures are not effective due to two identified material weaknesses as follows:

(a) lack of an audit committee; and

(b) limited financial resources and staff and, therefore, limited or no segregation of duties.

Section 404(b) requires that the Company’s registered accounting firm shall, in the same report, attest to and report on the assessment on the effectiveness of the internal control structure and procedures for financial reporting.

As an “emerging growth company,” the Company is exempt from Sections 14A and B of the Securities Exchange Act of 1934 (the “Exchange Act”), which require the shareholder approval of executive compensation and golden parachutes.

The Company has not opted out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Exchange Act.

The Company’s operations and corporate offices are located at 14201 N. Hayden Road, Suite A-1, Scottsdale, AZ 85260, with a telephone number of (480) 659-6404. The Company’s fiscal year end is December 31.

The Offering

RedHawk is offering, on self-underwritten basis, 6,000,000 newly issued shares of its common stock (the “Shares”) at a price of $0.75 per share (the “Offering”). The proceeds from the sale of the Shares in this offering should be payable to the Company’s Escrow Agent, Odyssey Transfer and Trust Company as Agent for the Investors in RedHawk Acquisition I Corp., and will be deposited in a non-interest bearing Escrow Account until the escrow conditions are met and no interest shall be paid to any investor or to the Company. Subject to each investor’s right of reconfirmation and, in the event applicable conditions are satisfied under such reconfirmation that would give rise to the return of any investor’s proceeds, all subscription agreements and subscription proceeds are irrevocable and should be delivered to the Company at the address provided on the subscription agreement. Failure to do so will result in checks being returned to the investor who submitted the check.

All subscription funds will be held in escrow pending the achievement of the Minimum Offering, after which no funds shall be released to the Company, other than 10% which may only be released to the Company for expenses (see “Plan of Distribution”). The Company may withdraw the 10% and, in such case, investors should expect to receive a return of no more than 90% of their deposited funds in the event that an acquisition is not consummated or such investors choose not to reconfirm, as provided by Rule 419. The Offering will terminate on the earlier of: (i) the date when the sale of all 6,000,000 shares being sold in the Offering is completed, (ii) any time after the Minimum Offering of 4,500,000 shares of common stock is achieved at the discretion of the Board of Directors, or (iii) 360 days from the effective date of this Prospectus. Notwithstanding the required return of investors’ proceeds after 18 months from the effective date of this Prospectus pursuant to Rule 419, if the Minimum Offering is not achieved within 360 days of the effective date of this Prospectus, all subscription funds will be returned to investors promptly without interest (since the funds are being held in a non-interest bearing account) or deduction of fees. In such case, if the Minimum Offering still is not achieved, the funds will be returned promptly at the end of the 360-day period. The determination of the meeting of the Minimum Offering amount will be made solely based upon the records of the Escrow Agent. The Company will cause stock certificates to be issued within five days of the receipt of any subscription and will within one day of issuance cause such Shares to be delivered to the Escrow Account. Funds received for any subscription will also be placed into the Escrow Account. If funds and securities are released to the Company from the escrow or trust account pursuant to Rule 419(e), this Prospectus shall be supplemented to indicate the amount of funds and securities released and the date of release.

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The Company is conducting a “Blank Check” offering subject to Rule 419. The net offering proceeds, after deduction for offering expenses, and the securities to be issued to investors must be deposited in an escrow account. While held in the Escrow Account, the Deposited Securities may not be traded or transferred. Except for an amount up to 10% of the Deposited Funds after the Minimum Offering is attained, the Deposited Funds may not be released until an acquisition meeting the requirements of Rule 419 has been consummated and 80% of investors reconfirm their investment in accordance with the procedures set forth in Rule 419. The Company may withdraw up to 10% after Minimum Offering is attained for expenses, and investors, therefore, should expect , in such case, to receive a return of no more than 90% of their Deposited Funds, in the event that an acquisition is not consummated or such investors choose not to reconfirm, as provided by Rule 419. Pursuant to these procedures, a new prospectus, filed in a post-effective amendment, which describes an acquisition candidate and its business and includes audited financial statements, will be delivered to all investors. The Company must return the pro rata portion of the Deposited Funds to any investor who does not elect to remain an investor. Unless 80% of investors elect to remain investors, all investors will be entitled to the return of a pro rata portion of the Deposited Funds (without interest) and none of the Deposited Securities will be issued to investors. In the event an acquisition is not consummated within 18 months of the effective date of this Prospectus, the net Deposited Funds will be returned on a pro rata basis to all investors.

The reconfirmation offer must commence within five business days after the effective date of the post-effective amendment. The post-effective amendment will contain information about the acquisition/merger candidate including their audited financial statements. The reconfirmation is for the protection of investors as they will have an opportunity to review information on the merger/acquisition entity and to have their subscriptions canceled and payment refunded or reconfirm their subscriptions. Pursuant to Rule 419, the terms of the reconfirmation offer must include the following conditions:

(a) The prospectus contained in the post-effective amendment will be sent to each investor whose securities are held in the Escrow Account within five business days after the effective date of the post-effective amendment;

(b) Each investor will have no fewer than 20, and no more than 45, business days from the effective date of the post-effective amendment to notify the Company in writing that the investor elects to remain an investor;

(c) If the Company does not receive written notification from any investor within 45 business days following the effective date, the pro rata portion of the net Deposited Funds (without interest or dividends) held in the escrow account on such investor's behalf will be returned to the investor within five business days by first class mail or other equally prompt means;

(d) The acquisition(s) will be consummated only if investors having contributed 80% of the offering proceeds elect to reconfirm their investment; and

(e) If a consummated acquisition(s) has not occurred within 18 months from the effective date of this Prospectus, the net Deposited Funds held in the escrow account shall be returned to all investors on a pro rata basis within five business days by first class mail or other equally prompt means.

The Offering price of the common stock has been determined arbitrarily and bears no relationship to any objective criterion of value. The price does not bear any relationship to our assets, book value, historical earnings or net worth.

The Company’s transfer agent is ClearTrust, LLC that will facilitate the processing of stock certificates. The Company expects to seek quotations or listings for its securities after the completion of the Offering and a merger/acquisition and the reconfirmation offering.

The purchase of the common stock in this Offering involves a high degree of risk. The common stock offered in this Prospectus is for investment purposes only and currently no market for our common stock exists. Please see the sections entitled “Risk Factors” and “Dilution” before making an investment in our common stock.

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RISK FACTORS

The following risk factors, and the risk factors described elsewhere in this Prospectus, could materially and adversely affect our business, operations, results or financial condition and could cause our results to be materially different from estimates or expectations. Other risks and uncertainties may also affect our results or operations adversely.

An investment in the Company is highly speculative in nature and involves an extremely high degree of risk. A prospective investor should consider the possibility of the loss of its entire investment and evaluate all information about us and the risk factors discussed below in relation to its financial circumstances before investing in our Company.

The Company has limited financial resources. Our auditors have expressed in the report of independent registered public accounting firm that there is substantial doubt about our ability to continue as a going concern.

We are a “blank check” company and, therefore, have limited financial resources and will have no operations until such time that we are able to consummate an acquisition or merger. We had cash on hand of $4,921 and stockholders’ equity of $12,240 as of June 30, 2024. No assurances can be given that we will consummate an acquisition or merger transaction or that such transaction will provide sufficient revenue, achieve a profit, or obtain necessary financing to continue as a going concern.

We will continue to be completely dependent on the services of our majority shareholder and President, Neil Reithinger, the loss of whose services may cause our plan of operation to be severely impacted or may cease, and we will need to engage and retain a qualified person or persons to further implement our strategy.

Our operations and business strategy are completely dependent upon the knowledge and business connections of Mr. Reithinger. He is under no contractual obligation to remain with us. If he should choose to leave us for any reason or if he becomes ill and is unable to work for an extended period of time before we have hired additional personnel, our plan of operation will have a high probability in failing. Even if we are able to find additional personnel, it is uncertain whether we could find someone who could continue the vision to develop our plan of operation as described herein. There is a high degree of risk that the business will be adversely affected or fail without the services of Mr. Reithinger or an appropriate replacement(s).

There are significant potential conflicts of interest within our management structure.

Mr. Reithinger will be required to commit time to our affairs and, accordingly, he may have conflicts of interest in allocating management time among various business activities. Mr. Reithinger is a Managing Partner of Eventus Advisory Group, LLC (“Eventus”), a private, CFO-services firm incorporated in Delaware that specializes in CFO, capital advisory and SEC compliance for publicly-traded and emerging growth companies. In addition, Mr. Walsh will be required to commit time to our affairs and, accordingly, he may have conflicts of interest in allocating management time among various business activities. Mr. Walsh owns Walsh Corporate Finance, LLC. In the course of Mr. Reithinger’s and Mr. Walsh’s other business activities, they may become aware of business opportunities that may be appropriate for presentation to us as well as the other entities with which they are affiliated. As such, there may be conflicts of interest in determining to which entity a particular business opportunity should be presented. Because Messrs. Reithinger and Walsh are currently not receiving compensation from the Company for their services, they may at times devote a significant amount of his time and attention on their respective businesses rather than on the Company’s business. The Company is relying on the professional judgment of both Messrs. Reithinger and Walsh with respect to any such matters, although we cannot provide assurances that there won’t be potential conflicts of interest in the future.

Our agreements and relationships with ICON and ICON and its shareholder’s relationships with others may create conflicts of interest, or the perception of such conflicts, and may restrict our investment activities.

We are subject to conflicts of interest arising out of our relationship with Redhawk Investment Group, LLC, which owns 60% of our outstanding shares of Common Stock, which is owned by Matt Schissler, Sarfraz Hajee, and Mark Grober, and ICON, which is beneficially owned by Messrs. Schissler, Hajee, and Grober. ICON provides corporate advisory services, not only to us, but to other clients and there is no assurance that they will not provide similar services to companies that are competing with us for similar businesses and opportunities. As a result, conflicts of interests may exist for ICON and their affiliates (which beneficially own 60% of our outstanding shares of Common Stock) with respect to the allocation of investment opportunities. Accordingly, we may lose investment opportunities to, and may compete for investment opportunities with, other businesses engaged who have engaged ICON. Conflicts of interest or the perception of conflicts of interest could have a material adverse impact on our reputation, business and the market price of our common shares and other securities and we may be subject to increased risk of litigation as a result.

We cannot be sure that any policy or other procedural protections we adopt will be sufficient to enable us to identify, adequately address or mitigate actual or alleged conflicts of interest or ensure that our transactions with related persons are made on terms that are at least as favorable to us as those that would have been obtained with an unrelated person.

Once we are subject to the periodic reporting requirements of Section 12 of the Exchange Act, we will be required to incur audit fees and legal fees in connection with the preparation of such reports. These additional costs could cause additional financial strain for the Company.

Once this registration statement is declared effective by the SEC, we will be required to file periodic reports with the SEC pursuant to Section 12 of the Exchange Act and the rules and regulations promulgated thereunder. In order to comply with these requirements, we have had to retain an independent registered public accounting firm, whether it is our current independent auditor or not, which will have to review our financial statements on a quarterly basis and audit our financial statements on an annual basis. Moreover, our legal counsel will have to review and assist in the preparation of such reports. The costs charged by these professionals for such services cannot be accurately predicted at this time because factors such as the number and type of transactions in which we engage and the complexity of our reports cannot be determined at this time and will have a major effect on the amount of time to be spent by our auditors and attorneys. However, the incurrence of such costs will obviously be an expense to our operations and thus have a negative effect on our limited working capital.

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 We are an emerging growth company and a smaller reporting company within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies and smaller reporting companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.

 We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As a result, our stockholders may not have access to certain information they may deem important. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our Class A common stock held by non-affiliates exceeds $700 million as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following December 31. We cannot predict whether investors will find our securities less attractive because we will rely on these exemptions. If some investors find our securities less attractive as a result of our reliance on these exemptions, the trading prices of our securities may be lower than they otherwise would be, there may be a less active trading market for our securities and the trading prices of our securities may be more volatile.

 Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accountant standards used. Furthermore, as a result of the Company’s election, our financial statements may not be comparable to companies that comply with public company effective dates.

 Additionally, we are a “smaller reporting company” as defined in Rule 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (1) the market value of our common stock held by non-affiliates exceeds $250 million as of the end of the prior June 30th, or (2) our annual revenues exceeded $100 million during such completed fiscal year and the market value of our common stock held by non-affiliates exceeds $700 million as of the prior June 30th. Even if we no longer qualify as an emerging growth company, we may still be subject to reduced reporting requirements so long as we are a smaller reporting company.

 To the extent we take advantage of such reduced disclosure obligations, it may also make comparison of our financial statements with other public companies difficult or impossible.

 The costs of being a public company could result in us being unable to continue as a going concern.

Upon the effectiveness of this registration statement, we will be subject to periodic reporting requirements as a public company, and we will have to comply with numerous financial reporting and legal requirements, including those pertaining to audits and internal control. The costs of this compliance may exceed our current amount of working capital. If we are unable to find a suitable acquisition candidate and generate sufficient cash flows, we may not be able to satisfy many of these costs in the normal course of business, which would result in our being unable to continue as a going concern.

Having only two directors limits our ability to establish effective independent corporate governance procedures and increases the control of our President.

We have only two directors, one of whom is also our President and the other who is our Secretary. Accordingly, we cannot establish board committees comprised of independent members to oversee various functions of the Company. Until we have a larger board of directors that would include some independent members, if ever, there will be limited oversight of our President’s decisions and activities and little ability for minority shareholders to challenge or reverse those activities and decisions, even if they are not in the best interests of minority shareholders.

Rule 419 limitations may limit business combinations.

Rule 419 requires that the securities to be issued and the funds received in this Offering be deposited and held in an escrow account pending the completion of a qualified acquisition. Before the acquisition can be completed and before the funds and securities can be released, the Company will be required to update its registration statement by way of a post-effective amendment. After the effective date of any such post-effective amendment, the Company is required to furnish investors with the new prospectus containing information, including audited financial statements, regarding the proposed acquisition candidate and its business. Investors must decide to remain investors or require the return of their investment funds. Any investor not making a decision within 45 days of the effectiveness of the post-effective amendment will automatically receive a return of its investment funds. Up to 10% of the proceeds from the Offering may be released to the Company upon completion of the Minimum Offering amount and, therefore, may not be returned to investors. These regulations may limit potential business combinations for the Company as potential candidates may not wish to go through the process, disclosure or time requirements imposed by these regulations.

If we are deemed to be an unregistered investment company under the Investment Company Act of 1940, we may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it difficult for us to complete our initial business combination.

There is currently uncertainty concerning the applicability of the Investment Company Act of 1940 (the “Investment Company Act”) to a special purpose acquisition company (a “SPAC”), and , although we are not a SPAC as such term is specifically defined under Item 1601 or Regulation S-K, we may in the future be subject to a claim that we have been operating as an unregistered investment company. If we are deemed to be an investment company under the Investment Company Act, our activities may be restricted, including, without limitation, restrictions on the nature of our investments, and restrictions on the issuance of our securities, each of which may make it difficult for us to complete our business combination and instead be required to wind down our activities and liquidate. If we are required to liquidate, our investors would not be able to realize the benefits of owning stock in a successor operating business, including the potential appreciation in the value of our stock and rights following such a transaction, and our rights would expire worthless. In addition, we may have imposed upon us burdensome requirements, including, without limitation, registration as an investment company; adoption of a specific form of corporate structure; and reporting, record keeping, voting, proxy and disclosure requirements and other rules and regulations to which they are not currently subject.

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If we are deemed to be an unregistered investment company under the Investment Company Act, we may be required to change our operations. Our activities may be restricted, including:

•	restrictions on the nature of our investments;

•	restrictions on the issuance of securities;

•	each of which may make it difficult for us to complete our initial business combination.

In addition, we may have imposed upon us burdensome requirements, including:

•	registration as an investment company;

•	adoption of a specific form of corporate structure; and

•	reporting, record keeping, voting, proxy and disclosure requirements and other rules and regulations.

In order not to be regulated as an unregistered investment company under the Investment Company Act, unless we can qualify for an exclusion, we must be engaged primarily in a business other than investing, reinvesting or trading in securities and that our activities do not include investing, reinvesting, owning, holding or trading “investment securities” constituting more than 40% of our total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. Our business will be to identify and complete an initial business combination and thereafter to operate the post-transaction business or assets for the long term. We do not plan to buy businesses or assets with a view to resale or profit from their resale. We do not plan to buy unrelated businesses or assets or to be a passive investor.

We do not believe that our anticipated principal activities will subject us to the Investment Company Act. To this end, the proceeds held in the trust account will be invested only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act which invest only in direct U.S. government treasury obligations. To mitigate the risk that we might be deemed to be an investment company for purposes of the Investment Company Act, which risk increases the longer that we hold investments in the trust account, we may, at any time (and will no later than 18 months (or up to 24 months with both extensions) from the closing of this offering) instruct the trustee to liquidate the investments held in the trust account and instead to hold the funds in the trust account in cash or in an interest bearing demand deposit account.

Pursuant to the trust agreement, the trustee is not permitted to invest in other securities or assets. By restricting the investment of the proceeds to these instruments, and by having a business plan targeted at acquiring and growing businesses for the long term (rather than on buying and selling businesses in the manner of a merchant bank or private equity fund), we intend to avoid being deemed an “investment company” within the meaning of the Investment Company Act. This offering is not intended for persons who are seeking a return on investments in government securities or investment securities. The trust account is intended as a holding place for funds pending the earliest to occur of: (i) the completion of our initial business combination; (ii) the redemption of any public shares properly submitted in connection with a shareholder vote to amend our second amended and restated memorandum and articles of association (A) to modify the substance or timing of our obligation to offer redemption rights in connection with any proposed initial business combination or certain amendments to our second amended and restated memorandum and articles of association prior thereto or to redeem 100% of our public shares if we do not complete our initial business combination within the completion window; or (B) with respect to any other material provision relating to shareholders’ rights or pre-initial business combination activity; or (iii) absent an initial business combination within the completion window, from the closing of this offering, our return of the funds held in the trust account to our public shareholders as part of our redemption of the public shares.

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We are aware of litigation against certain SPACs that , notwithstanding the foregoing, such SPACs should be considered investment companies. Although we believe that these claims are without merit, we cannot guarantee that we will not be deemed to be an unregistered investment company and thus subject to the Investment Company Act. If we were deemed to be subject to the Investment Company Act, compliance with these additional regulatory burdens would require additional expenses for which we have not allotted funds and may hinder our ability to complete an initial business combination or may result in our liquidation.

On January 24, 2024, the SEC issued final rules (the “2024 SPAC Rules”), effective as of 125 days following the publication of the 2024 SPAC Rules in the Federal Register, that formally adopted some of the SEC’s proposed rules for SPACs that were released on March 30, 2022. The 2024 SPAC Rules, among other items, impose additional disclosure requirements in initial public offerings by SPACs and business combination transactions involving SPACs and private operating companies; amend the financial statement requirements applicable to business combination transactions involving such companies; update and expand guidance regarding the general use of projections in SEC filings, as well as when projections are disclosed in connection with proposed business combination transactions; increase the potential liability of certain participants in proposed business combination transactions; and could impact the extent to which SPACs could become subject to regulation under the Investment Company Act.

Notwithstanding the above and, although we are not a SPAC, under the subjective test of an “investment company” pursuant to Section 3(a)(1)(A) of the Investment Company Act, even if the funds deposited in the trust account were invested in the assets discussed above, there is still a risk that we could be deemed an investment company and subject to the Investment Company Act. In addition, the longer that the funds in the trust account are held in short-term U.S. government securities or in money market funds invested exclusively in such securities, there is a greater risk that we may be considered an unregistered investment company, in which case we may be required to liquidate. If our facts and circumstances change over time, we will update our disclosure in future filings with the SEC to reflect how those changes impact the risk that we may be considered to be operating as an unregistered investment company.

If we were deemed to be an unregistered investment company for purposes of the Investment Company Act, compliance with these additional regulatory burdens would require additional expenses for which we have not allotted funds and could increase the costs and time needed to complete a business combination or impair our ability to complete a business combination. If we have not completed our initial business combination within the required time period, and as a result wind down our operations, investors will lose the investment opportunity in the target business and any price appreciation in the combined company, our public shareholders may receive less than their original investment on the liquidation of our trust account. If our facts and circumstances change over time, we will update our disclosure to reflect how those changes impact the risk of being considered as operating an unregistered investment company.

Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect our business, including our ability to negotiate and complete our initial business combination, and results of operations.

We are subject to laws and regulations enacted by national, regional and local governments. In particular, we will be required to comply with certain SEC and other legal requirements. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly. Those laws and regulations and their interpretation and application may also change from time to time and those changes could have a material adverse effect on our business, investments and results of operations. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, could have a material adverse effect on our business, including our ability to negotiate and complete our initial business combination, and results of operations.

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Offering proceeds may be insufficient to locate a merger target

The net offering proceeds from this Offering may be as low as $3,105,000 and no higher than $4,140,000 and, therefore, may be insufficient to locate a merger target. This may result in the failure of the Company's business plan. Although investors may request the return of their funds in connection with the reconfirmation offering, the Company's shareholders will not be afforded an opportunity to approve or disapprove any particular transaction. See Risk Factor entitled “There are significant potential conflicts of interest.”

Shareholders may be diluted significantly through our efforts to obtain financing and satisfy obligations through the issuance of additional shares of our common stock.

We have no committed source of financing. Our two directors may attempt to use non-cash consideration to satisfy obligations. In many instances, we believe that the non-cash consideration will consist of restricted shares of our common stock. Our board of directors has authority, without action or vote of the shareholders, to issue all or part of the authorized (260,000,000 shares) but unissued shares. In addition, if a trading market develops for our common stock, we may attempt to raise capital by selling shares of our common stock, possibly at a discount to the then-prevailing market. These actions will result in dilution of the ownership interests of Existing Shareholders (as defined below) and may further dilute the common stock book value, and that dilution may be material.

There is a large disparity between the price paid for our shares by our current shareholders and the new public shareholders. Additionally, the requirement that we complete our initial business combination within the prescribed time frame may give potential target businesses leverage over us in negotiating a business combination and may decrease our ability to conduct due diligence on potential business combination targets as we approach our dissolution deadline, which could undermine our ability to complete our business combination on terms that would produce value for our stockholders.

We have issued shares to our founder at $0.001 per share, but the shares in this offering are being offered at $0.75 per share, which represents a large disparity. In addition, any potential target business with which we enter into negotiations concerning a business combination will be aware that we must complete our initial business combination within 18 months from the effective date of this Prospectus. Consequently, such target business may obtain leverage over us in negotiating a business combination, knowing that if we do not complete our initial business combination with that particular target business, we may be unable to complete our initial business combination with any target business. This risk will increase as we get closer to the timeframe described above. In addition, we may have limited time to conduct due diligence and may enter into our initial business combination on terms that we would have rejected upon a more comprehensive investigation.

Currently, there is no established public market for our securities, and there can be no assurances that any established public market will ever develop or that our common stock will be quoted for trading and, even if quoted, it is likely to be subject to significant price fluctuations.

As of the date of this Prospectus, there has not been any established trading market for our common stock, and there is currently no established public market whatsoever for our securities. If we become able to have our shares of common stock quoted on the OTC Markets or other exchange, we will then try, through a broker-dealer and/or a legal representative, to become eligible with the Depository Trust Company (“DTC”) to permit our shares to trade electronically. If an issuer is not “DTC-eligible,” then its shares cannot be electronically transferred between brokerage accounts. This means that the shares of a company can only be traded manually between accounts, which takes days and is not a realistic option for companies relying on broker-dealers for stock transactions. While DTC-eligibility is not a requirement to trade on the OTC Markets, electronic trading is necessary to process trades on the OTC Markets if a company’s stock is going to trade with significant volume and efficiency. There are no assurances that our shares will ever become DTC-eligible or, if they do, how long it will take.

Any market that develops in shares of our common stock may be subject to the penny stock regulations and restrictions pertaining to low-priced stocks that will create a lack of liquidity and make trading difficult or impossible.

The trading of our common stock, if any, will most likely be in the over-the-counter market which is commonly referred to as the “OTC.” As a result, an investor may find it difficult to dispose of, or to obtain accurate quotations as to the price of our common stock.

Broker-dealer practices in connection with transactions in “penny stocks” are regulated by penny stock rules adopted by the SEC. The term “penny stock” is defined in Exchange Act Rule 3a51-1 as, among other things, as having a price of less than $5.00 per share as set forth in Exchange Act Rule 3a51-(1)(d). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market.

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The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and, if the broker-dealer is the sole market maker, the broker-dealer must disclose this fact and the broker-dealer’s presumed control over the market, and monthly account statements showing the market value of each penny stock held in the customer’s account. In addition, broker-dealers who sell these securities to persons other than established customers and “accredited investors” must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. Consequently, these requirements may have the effect of reducing the level of trading activity, if any, in the secondary market for a security subject to the penny stock rules, and investors in our common stock may find it difficult to sell their shares.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and commissions payable to both the broker-dealer and the registered representative, current quotations for the securities, and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Additionally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

Because of these regulations, broker-dealers may not wish to engage in the above-referenced necessary paperwork and disclosures and/or may encounter difficulties in their attempt to sell shares of our common stock, which may affect the ability of shareholders or other holders to sell their shares in any secondary market and have the effect of reducing the level of trading activity in any secondary market. These additional sales practice and disclosure requirements could impede the sale of our common stock, if and when it becomes publicly traded. In addition, the liquidity for our common stock may decrease, with a corresponding decrease in the price of our common stock. The trading of our common stock, in all probability, will be subject to such penny stock rules for the foreseeable future and our shareholders will in all likelihood find it difficult to sell their securities.

The market for penny stocks has experienced numerous frauds and abuses that could adversely impact investors in our stock.

We believe that the market for penny stocks has suffered from patterns of fraud and abuse. Such patterns include:

•	Control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer;

•	Manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases;

•	"Boiler room" practices involving high pressure sales tactics and unrealistic price projections by sales persons;

•	Excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and

•

Wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the inevitable collapse of those prices with consequent investor losses.

Any trading market that may develop may be restricted by virtue of state securities “Blue Sky” laws that prohibit trading absent compliance with individual state laws. These restrictions may make it difficult or impossible to sell shares in those states.

There is currently no established public market for our common stock, and there can be no assurance that any established public market will develop in the foreseeable future. Transfer of our common stock may also be restricted under the securities or securities regulations laws promulgated by various states and foreign jurisdictions, commonly referred to as “Blue Sky” laws. Absent compliance with such individual state laws, our common stock may not be traded in such jurisdictions. Because the common stock registered hereunder has not been registered for resale under the Blue Sky laws of any state, the holders of such shares and persons who desire to purchase them in any trading market that might develop in the future, should be aware that there may be significant state Blue Sky law restrictions upon the ability of investors to sell our common stock and of purchasers to purchase our common stock. These restrictions prohibit the secondary trading of our common stock.

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Our board of directors has the authority, without stockholder approval, to issue preferred stock with terms that may not be beneficial to common stockholders and with the ability to affect adversely stockholder voting power and perpetuate their control over us.

Our articles of incorporation allow us to issue shares of preferred stock without any vote or further action by our stockholders. Our board of directors has the authority to fix and determine the relative rights and preferences of preferred stock. Our board of directors also has the authority to issue preferred stock without further stockholder approval, including large blocks of preferred stock. As a result, our board of directors could authorize the issuance of a series of preferred stock that would grant to holders the preferred right to our assets upon liquidation, the right to receive dividend payments before dividends are distributed to the holders of common stock and the right to the redemption of the shares, together with a premium, prior to the redemption of our common stock.

The ability of our President to control our business may limit or eliminate minority shareholders’ ability to influence corporate affairs.

Our President beneficially owns an aggregate of approximately 20% of our outstanding common stock as of October 7, 2024. The interests of our President may differ from the interests of other shareholders with respect to the issuance of shares, business transactions with or sales to other companies, selection of officers and directors, and other business decisions. The minority shareholders would have no way of overriding decisions made by our President. This level of control may also have an adverse impact on the market value of our shares because our President may institute or undertake transactions, policies or programs that may result in losses, may not take any steps to increase our visibility in the financial community and/or may sell sufficient numbers of shares to significantly decrease our price per share.

All of our presently issued and outstanding common shares are restricted under rule 144 of the Securities Act. When the restriction on any or all of these shares is lifted, and the shares are sold in the open market, the price of our common stock could be adversely affected.

All of the presently outstanding shares of common stock (3,750,000 shares) are "restricted securities" as defined under Rule 144 promulgated under the Securities Act and may only be sold pursuant to an effective registration statement or an exemption from registration, if available. Rule 144 provides that a person who is not an affiliate and has held restricted securities for a prescribed period of at least six months if purchased from a reporting issuer or 12 months (as is the case herein) if purchased from a non-reporting Company, may, under certain conditions, sell all or any of his shares without volume limitation, in brokerage transactions. Affiliates, however, may not sell shares in excess of 1% of the Company’s outstanding common stock each three months. As a result of revisions to Rule 144 which became effective on February 15, 2008, there is no limit on the amount of restricted securities that may be sold by a non-affiliate (i.e., a stockholder who has not been an officer, director or control person for at least 90 consecutive days) after the restricted securities have been held by the owner for the aforementioned prescribed period of time. A sale under Rule 144 or under any other exemption from the Securities Act, if available, or pursuant to registration of shares of common stock of present stockholders, may have a depressive effect upon the price of the common stock in any market that may develop.

We do not expect to pay cash dividends in the foreseeable future.

We do not expect to pay cash dividends on our common stock at any time in the foreseeable future. The future payment of dividends directly depends upon our future earnings, capital requirements, financial requirements and other factors that our board of directors will consider. Since we do not anticipate paying cash dividends on our common stock, return on your investment, if any, may depend solely on an increase, if any, in the market value of our common stock.

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Because we are not subject to compliance with rules requiring the adoption of certain corporate governance measures, our stockholders have limited protection against interested director transactions, conflicts of interest and similar matters.

The Sarbanes-Oxley Act of 2002, as well as rule changes enacted by the SEC, the New York and American Stock Exchanges and the Nasdaq Stock Market (as a result of Sarbanes-Oxley), require the implementation of various measures relating to corporate governance. These measures are designed to enhance the integrity of corporate management and the securities markets and apply to securities that are listed on those exchanges or the Nasdaq Stock Market. Because we are not presently required to comply with many of the corporate governance provisions and because we chose to avoid incurring the substantial additional costs associated with such compliance any sooner than legally required, we have not yet adopted these measures.

Prohibition to sell or offer to sell shares in Escrow Account may limit liquidity for a significant period of time.

It is unlawful for any person to sell or offer to sell Shares (or any interest in or related to the Shares) held in the Escrow Account other than pursuant to a qualified domestic relations order or by will or the laws of descent and distribution. As a result, assuming that the Minimum Offering is achieved within 360 days of the effective date of this Prospectus, investors may be unable to sell or transfer their shares for up to the maximum period of the escrow, which is 18 months from the effective date of this registration statement.

Discretionary use of proceeds; “blank check” offering leads to uncertainty as to future business success.

As a result of management's broad discretion with respect to the specific application of the net proceeds of this Offering, this Offering can be characterized as a “blank check” offering. Although substantially all of the net proceeds of this Offering are intended generally to be applied toward effecting a business combination, such proceeds are not otherwise being designated for any more specific purposes. Accordingly, prospective investors will invest in the Company without an opportunity to evaluate the specific merits or risks of any one or more business combinations. There can be no assurance that determinations ultimately made by the Company relating to the specific allocation of the net proceeds of this offering will permit the Company to achieve its business objectives. See “Description of Business.”

Regulations concerning “blank check” issuers may limit business combinations.

The ability to register or qualify for sale the Shares for both initial sale and secondary trading is limited because a number of states have enacted regulations pursuant to their securities or “Blue Sky” laws restricting or, in some instances, prohibiting, the sale of securities of “blank check” issuers, such as the Company, within that state. In addition, many states, while not specifically prohibiting or restricting “blank check” companies, may not register the Shares for sale in their states. Because of such regulations and other restrictions, the Company's selling efforts, and any secondary market which may develop, may only be conducted in those jurisdictions where an applicable exemption is available or a Blue Sky application has been filed and accepted or where the Shares have been registered. These regulations may limit potential business combinations for the Company as potential candidates may not wish to go through the process, disclosure or time requirements imposed by these regulations.

No operating history or revenue and minimal assets results in no assurance of success.

The Company has had no operating history nor any revenues or earnings from operations. The Company has no significant assets or financial resources. The Company will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in the Company incurring a net operating loss that will increase continuously until the Company can consummate a business combination with a profitable business opportunity. This may lessen the possibility of finding a suitable acquisition or merger candidate as such loss would be inherited on their financial statements. There is no assurance that the Company can identify such a business opportunity and consummate such a business combination. Our auditor has issued an opinion that raises substantial doubt about our ability to continue as a going concern in our December 31, 2023 audit. The Company's financial statements are prepared in accordance with generally accepted accounting principles applicable to a going concern. This contemplates the realization of assets and the liquidation of liabilities in the normal course of business. For the period from December 13, 2023 (inception) through  June 30, 2024, the Company has an accumulated deficit of $6,510. Currently, the Company does not have significant cash or any material assets, nor does it have operations or a source of revenue sufficient to cover its operation costs and allow it to continue as a going concern. These conditions raise substantial doubt about the Company's ability to continue as a going concern. There can be no assurance that the Company will be successful in either situation in order to continue as a going concern. The officers and directors have committed to advancing certain operating costs of the Company.

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The speculative nature of the Company’s proposed operations results in no assurance of success.

The success of the Company's proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified business opportunity. While management intends to seek business combinations with entities having established operating histories, there can be no assurance that the Company will be successful in locating candidates meeting such criteria. In the event the Company completes a business combination, of which there can be no assurance, the success of the Company's operations may be dependent upon management of the acquired firm and numerous other factors beyond the Company's control.

Scarcity of and competition for business opportunities and combinations may limit possible business combinations.

The Company is and will continue to be an insignificant participant in the business of seeking mergers with, joint ventures with and acquisitions of small private entities. A large number of established and well- financed entities, including venture capital firms, private equity firms and family offices, are active in mergers and acquisitions of companies that may be desirable target candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Company, and, consequently, the Company will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, the Company will also compete in seeking merger or acquisition candidates with numerous other small public companies.

No agreement is in place for a business combination or other transaction; there are no standards for a business combination.

The Company has no arrangement, agreement or understanding with respect to engaging in a merger with, joint venture with or acquisition of, an entity. There can be no assurance the Company will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. Management has not identified any particular industry or specific business within an industry for evaluations. The Company has no operations to date. Other than issuing shares to its original shareholders, issuing preferred shares, and completing the audit of its financial statements, the Company never commenced any operational activities. There is no assurance the Company will be able to negotiate a business combination on terms favorable to the Company. The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria that it will require a target business opportunity to have achieved, and without which the Company would not consider a business combination in any form with such business opportunity. Accordingly, the Company may enter into a business combination with a business opportunity having no significant operating history, losses, limited or no potential for earnings, limited assets, negative net worth or other negative characteristics.

Continued management control and limited time availability may limit business combinations.

While seeking a business combination, management anticipates devoting between 10-20 hours per month to the business of the Company. The Company's officers have not entered into a written employment agreement with the Company and are not expected to do so in the foreseeable future. The Company has not obtained key man life insurance on its officers or directors. Notwithstanding the combined limited experience and time commitment of management, loss of the services of these individuals would adversely affect development of the Company's business and its likelihood of continuing operations. See “Directors, Executive Officers, Promoters and Control Persons.”

Conflicts of interest may result in a loss of business or failure to complete a merger or acquisition or do so at less profit.

The Company's officers and directors currently participate and may in the future participate in other business ventures that may compete directly with the Company. Additional conflicts of interest and non-arm's length transactions may also arise in the future in the event the Company's officers and directors are involved in the management of any firm with which the Company transacts business.

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Conflicts may arise relating to the location of any merger/acquisition candidates.

Our officers and directors are not full-time employees of the Company and are actively involved in other business pursuits. Since our officers and directors are not required to devote any specific amount of time to our business, they will experience conflicts in allocating their time among their various business interests. Moreover, while not currently involved, our officers and directors have considered and may become involved in other blank check companies in the future and, in such case, any such future blank check companies that are organized by our officers and directors may compete with the Company in the search for a suitable target. To minimize potential conflicts of interest arising from multiple corporate affiliations, our officers and directors expect to not make affirmative decisions to allocate a particular business opportunity to a particular acquisition vehicle. Instead, they will provide the available due diligence information on all available acquisition vehicles to the potential target and ask the potential target to make a final selection. There is no assurance that a potential target will conclude that our company is best suited to its needs or that an acquisition will ever occur. See “Directors, Executive Officers, Promoters and Control Persons.”

Reporting requirements may delay or preclude acquisition.

The Company will be required to provide certain information about significant acquisitions, including certified financial statements for the company acquired, covering one or two years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target entities to prepare such statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.

Lack of market research or marketing organization may limit business combinations.

The Company has neither conducted, nor have others made available to it, results of market research indicating that market demand exists for the transactions contemplated by the Company. Moreover, the Company does not have, and does not plan to establish, a marketing organization. Even in the event demand is identified for a merger or acquisition contemplated by the Company, there is no assurance the Company will be successful in completing any such business combination.

Lack of diversification may limit future business.

The Company intends to engage in multiple business combinations. However, initially, the Company’s proposed operations, even if successful, will in all likelihood result in the Company engaging in a business combination with only one business opportunity. Consequently, the Company's activities will be limited to those engaged in by the business opportunity in which the Company merges or acquires. If the Company is unable to diversify its activities into a number of areas, that may subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations.

Possible investment company act regulation may increase costs.

Although the Company will be subject to regulation under the Exchange Act, management believes the Company will not be subject to regulation under the Investment Company Act of 1940, insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations that result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the SEC as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such act would subject the Company to material adverse consequences.

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Probable change in control and management may result in uncertain management future.

A business combination involving the issuance of the Company's common stock may, in all likelihood, result in shareholders of a private company obtaining a controlling interest in the Company. Any such business combination may require management of the Company to sell or transfer all or a portion of the Company's common stock held by it or resign as a member of the Board of Directors of the Company. The resulting change in control of the Company could result in removal of the present officers and directors of the Company and a corresponding reduction in or elimination of their participation in the future affairs of the Company.

Reduction of percentage share ownership following a business combination may result in dilution.

The Company's primary plan of operation is based upon a business combination with a private concern which, in all likelihood, could result in the Company issuing securities to shareholders of such private company. The issuance of previously authorized and unissued common stock of the Company would result in reduction in percentage of shares owned by present and prospective shareholders of the Company and could most likely result in a change in control or management of the Company.

Disadvantages of blank check offering may discourage business combinations.

The Company may enter into a business combination with an entity that desires to establish a public trading market for its shares. A potential business combination candidate may find it more beneficial to go public directly rather than through a combination with a blank check company and the requirements of a post-effective amendment and having to clear its application to trade using information provided by the Company rather than its own internal information.

Federal and state taxation of business combination may discourage business combinations.

Federal and state tax consequences will, in all likelihood, be major considerations in any business combination the Company may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. The Company intends to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target entity; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes, which may have an adverse effect on both parties to the transaction, reduce the future value of the shares and potentially discourage a business combination.

Blue Sky considerations may limit sales in certain states.

Because the securities registered hereunder have not been registered for resale under the Blue Sky laws of any state, and the Company has no current plans to register or qualify its shares in any state, the holders of such shares and persons who desire to purchase them in any trading market that might develop in the future, should be aware that there may be significant state Blue Sky restrictions upon the ability of new investors to purchase the securities, which could reduce the size of the potential market. As a result of recent changes in federal law, non-issuer trading or resale of the Company's securities is exempt from state registration or qualification requirements in most states. However, some states may continue to attempt to restrict the trading or resale of blind pool or “blank-check” securities. Accordingly, investors should consider any potential secondary market for the Company's securities to be a limited one.

There is no assurance that shares in the Offering will be sold.

The 6,000,000 shares of common stock to be sold by the Company are to be offered directly by the Company, and no individual, firm, or corporation, including ICON, has agreed to purchase or take down any of the Shares. Although ICON has agreed to act as the Company’s financial advisor, ICON only agreed to use its reasonable best efforts to arrange for the sale of the securities offered by this Prospectus. Therefore, no assurance can be given that any or all of the Shares will be sold.

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The best-efforts structure of this offering may have an adverse effect on our business plan.

We (with the assistance of ICON as our financial advisor) are offering the Shares in this offering on a best-efforts basis. ICON is not required to purchase any securities, but will use their best efforts to sell the securities offered. As a “best efforts” offering, there can be no assurance that the Offering contemplated hereby will ultimately be consummated or will result in any proceeds being made available to us or if consummated the amount of proceeds to be received. The success of this Offering will impact our ability to use the proceeds to execute our business plan.

Arbitrary Offering Price means Shares may not reflect fair market value.

The Offering Price of the Shares bears no relation to book value, assets, earnings, or any other objective criteria of value. They have been arbitrarily determined by the Company. There can be no assurance that, even if a public trading market develops for the Company's securities, the Shares will attain market values commensurate with the Offering price.

No assurance of successful marketing efforts may result in failure of the business.

In order to find potential merger or acquisition candidates that are looking to merge with or be acquired by a public shell, the Company will rely on personal contacts and contacts gained through social networking. There is no evidence showing that these methods of identifying a suitable merger opportunity will be successful. Lack of identification and completion of a successful merger/acquisition will render the shares sold hereunder worthless.

No public market for the Company’s securities may limit the liquidity of the Shares.

Prior to the Offering, there has been no public market for the Shares being offered. There can be no assurance that an active trading market will develop or that purchasers of the Shares will be able to resell their securities at prices equal to or greater than the respective initial public offering prices. If developed, the market price of the Shares may be affected significantly by factors such as announcements by the Company or its competitors, variations in the Company's results of operations, and general market conditions. No trading in our common stock being offered will be permitted until the completion of a business combination meeting the requirements of Rule 419. Movements in prices of stock may also affect the market price in general. As a result of these factors, purchasers of the Shares offered hereby may not be able to liquidate an investment in the Shares readily or at all.

Shares eligible for future sale may increase the supply of shares on the market.

All of the shares of common stock which are beneficially held by management have been issued in reliance on the private placement exemption under the Securities Act. Such shares will not be available for sale in the open market except in reliance upon Rule 144 under the Securities Act. In general, under Rule 144, a person (or persons whose shares are aggregated) who has beneficially owned shares acquired in a non-public transaction for at least one year, including persons who may be deemed affiliates of the Company (as that term is defined under the Securities Act) would be entitled to sell such shares. This offering will make a substantial number of the shares owned by management eligible for sale in the future, which may adversely affect the market price of the common stock. Mr. Reithinger, our President, Treasurer and Director and Mr. Walsh, our Secretary and Director, will remain bound by the affiliate resale restrictions enumerated in Rule 144 of the Securities Act. The Company is a shell company and, as such, holders of our restricted or control securities will not be able to sell their securities in reliance on Rule 144 until such time, if ever, as we meet the requirements of Rule 144(i)(2). The Company is authorized to issue 250,000,000 shares of common stock and 10,000,000 shares of preferred stock. The issuance of these shares in the future presents the possibility of dilution of existing ownership.

There is currently no trading market for our common stock.

Any of our presently outstanding shares of common stock that are “restricted securities”, as defined under Rule 144 promulgated under the Securities Act, may only be sold pursuant to an effective registration statement or an exemption from registration, if available. The SEC has adopted final rules amending Rule 144 which became effective on February 15, 2008. Pursuant to Rule 144, one year must elapse from the time a “shell company”, as defined in Rule 405, ceases to be “shell company” and files Form 10 information with the SEC, before a restricted shareholder can resell their holdings in reliance on Rule 144. Form 10 information is equivalent to information that a company would be required to file if it were registering a class of securities on Form 10 under the Exchange Act. Under Rule 144, restricted or unrestricted securities, that were initially issued by a reporting or non-reporting shell company or an issuer that has at any time previously been a reporting or non-reporting shell company, as defined in Rule 405, can only be resold in reliance on Rule 144 if the following conditions are met: (1) the issuer of the securities that was formerly a reporting or non-reporting shell company has ceased to be a shell company; (2) the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act; (3) the issuer of the securities has filed all reports and material required to be filed under Section 13 or 15(d) of the Exchange Act, as applicable, during the preceding twelve months (or shorter period that the Issuer was required to file such reports and materials), other than Form 8-K reports and (4) at least one year has elapsed from the time the issuer filed the current Form 10 type information with the SEC reflecting its status as an entity that is not a “shell company.”

At the present time, we are a “shell company” as defined in Rule 12b-2 of the Exchange Act. As such, all restricted securities presently held by existing stockholders of the Company may not be resold in reliance on Rule 144 until: (1) we cease to be a “shell company; (2) we file Form 10 information with the SEC; (3) we have filed all reports as required by Section 13 and 15(d) of the Exchange Act for 12 consecutive months; and (4) one year has elapsed from the time the Company files current Form 10 information with the SEC reflecting our status as an entity that is not a “shell company.”

In addition, as a “shell company,” we are not eligible to register securities under an S-8 registration statement.

There can be no assurance that we will ever meet these conditions and any purchases of our shares are subject to these restrictions on resale. A purchase of our shares may never be available for resale as we cannot assure that we will ever lose our “shell company” status, which may make either reduce the liquidity in our shares or make them illiquid.

Subscriptions are irrevocable.

Subject to each investor’s right of reconfirmation and, in the event applicable conditions are satisfied under such reconfirmation that would give rise to the return of any investor’s proceeds, all subscription agreements and subscription proceeds are irrevocable. Investors will receive no return on invested funds because the escrow account will be non-interest bearing.

Special Note Regarding Forward-Looking Statements

This Prospectus contains forward-looking statements about our business, financial condition and prospects that reflect our management's assumptions and beliefs based on information currently available. We can give no assurance that the expectations indicated by such forward-looking statements will be realized. If any of our assumptions should prove incorrect, or if any of the risks and uncertainties underlying such expectations should materialize, the actual results may differ materially from those indicated by the forward-looking statements.

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Forward-looking statements are projections in respect of future events or financial performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” or “continue” or the negative of these terms or other comparable terminology. The key factors that are not within our control and that may have a direct bearing on operating results include, but are not limited to:

•	our ability to obtain sufficient capital to execute our business strategy;

•	our ability to continue as a going concern;

•	the expectations that we will be able to find suitable acquisition candidates;

•	our ability to obtain funding for operations;

•	our ability to attract and retain key management personnel and to expand our management team; and

•	the accuracy of estimates regarding expenses, future revenue, capital requirements, profitability and needs for additional financing;

These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in the section titled “Risk Factors” set forth in this Prospectus, any of which may cause the Company’s or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks may cause the Company’s or its industry’s actual results, levels of activity or performance to be materially different from any future results, levels of activity or performance expressed or implied by these forward-looking statements.

Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity or performance. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of these forward-looking statements. The company is under no duty to update any forward-looking statements after the date of this Prospectus to conform these statements to actual results.

USE OF PROCEEDS

Without realizing the Minimum Offering proceeds, the Company will not be able to commence planned operations and implement its business plan. See “Management's Discussion and Plan of Operation” for further information. In the case that the Offering does not reach the minimum and the total proceeds are less than those indicated in the table, we will have the discretion to apply the available net proceeds to various acquisition efforts within the dollar limits established in the table below.

After deducting fees to ICON and any allowable amount under Rule 419, the Company intends to use the proceeds from this offering for an acquisition as follows:

	Minimum			Maximum
			% of			% of
		% of	net		% of	net
		Total	Proceeds		Total	Proceeds

Total Offering Shares	4,500,000			6,000,000

Total Offering Proceeds	$3,375,000	100%		$4,500,000	100%

Estimated Expenses:
ICON cash fee	$270,000	8%		$360,000	8%
Allowable amount under Rule 419	$310,500	9%		$414,000	9%

Net Offering Proceeds (1)	$2,794,500	83%	100%	$3,726,000	83%	100%

Total Use of Proceeds (2)	$3,375,000	100%		$4,500,000	100%

(1) Funds remaining after payment to ICON of cash fee upon closing of business combination equal to 8% of the aggregate gross proceeds and removal of the 10% of the funds invested after deduction of cash fee to ICON, which may immediately be delivered to the Company under Rule 419.

(2) Pursuant to the information required by instruction 6 to Item 504 of Regulation S-K, the Company plans to use the net proceeds from the offering to finance the acquisition of another business. As disclosed throughout this Prospectus, the Company is not aware of the identity or nature of the business to be sought at this time. To that extent, the Company has not yet entered into any negotiations with a potential acquisition target as of the date of the filing.

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DETERMINATION OF OFFERING PRICE

The Offering price of the common stock has been arbitrarily determined and bears no relationship to any objective criterion of value. The price does not bear any relationship to our assets, book value, historical earnings or net worth. No valuation or appraisal has been prepared for our business. We cannot assure you that a public market for our securities will develop or continue or that the securities will ever trade at a price higher than the Offering price.

DILUTION

“Dilution” represents the difference between the Offering price of the shares of common stock and the net book value per share of common stock immediately after completion of the Offering. “Net book value” is the amount that results from subtracting total liabilities from total assets. In this Offering, the level of dilution is increased as a result of the relatively low book value of our issued and outstanding stock. Assuming all Shares offered herein are sold, giving effect to the receipt of the maximum estimated proceeds of this Offering net of the offering expenses, our net book value will be $3,690,000 or $0.38 per share. Therefore, the purchasers of the common stock in this Offering will incur an immediate and substantial dilution of approximately $0.37 per share, while our present stockholders will receive an increase of $0.38 per share in the net tangible book value of the shares they hold. This will result in a 90% dilution for purchasers of stock in this Offering.

The following table illustrates the dilution to the purchasers of the common stock in this Offering:

	Minimum	Maximum
	Offering	Offering

Offering Price Per Share	$0.75	$0.75
Book Value Per Share Before the Offering	$(0.00)	$(0.00)
Book Value Per Share After the Offering	$0.34	$0.38
Net Increase to Original Shareholders	$0.34	$0.38
Decrease in Investment to New Shareholders	$0.41	$0.37
Dilution to New Shareholders (%)	55.31%	49.57%

EXISTING SHAREHOLDERS

 As of the date of this Prospectus, none of our current officers, directors or shareholders will be selling shareholders in this Offering (the “Existing Shareholders”).

PLAN OF DISTRIBUTION

There is no public market for our common stock. Our common stock is currently beneficially held by five shareholders (and held of record by one shareholder). Therefore, the current and potential market for our common stock is limited and the liquidity of our shares may be severely limited. Other than pursuant to certain exemptions permitted by Rule 419, no trading in the common stock being offered will be permitted until the completion of a business combination meeting the requirements of Rule 419. To date, we have made no effort to obtain listing or quotation of our securities on a national stock exchange or association. The Company has not identified or approached any broker/dealers with regard to assisting us to apply for such listing. The Company is unable to estimate when we expect to undertake this endeavor or that we will be successful. In the absence of listing or quotation, no market is available for investors in our common stock to sell their shares. The Company cannot guarantee that a meaningful trading market will develop or that we will be able to get our common stock listed for trading.

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If the stock ever becomes tradable, the trading price of our common stock could be subject to wide fluctuations in response to various events or factors, many of which are beyond our control. As a result, investors may be unable to sell their shares at or greater than the price at which they are being offered.

This Offering will be conducted on a best-efforts basis, utilizing the efforts of Neil Reithinger, the President and Treasurer of the Company, and Alexander Walsh, the Secretary of the Company. Potential investors include, but are not limited to, family, friends and acquaintances of Messrs. Reithinger and Walsh. The intended methods of communication include, without limitation, telephone and personal contact. In efforts to sell this Offering, no mass advertising methods such as the internet or print media will be used. Every potential purchaser will be provided with a prospectus at the time any offer is made, as well as a copy of a subscription agreement.

Checks payable as disclosed herein received in connection with sales of our securities will be transmitted immediately into the Escrow Account until the offering is closed. There can be no assurance that all, or any, of the Shares will be sold.

Messrs. Reithinger and Walsh will not receive commissions for any sales originated on the Company's behalf. We believe that Messrs. Reithinger and Walsh are exempt from registration as a broker under the provisions of Rule 3a4-1 promulgated under the Exchange Act. In particular, they:

1. Are not subject to a statutory disqualification, as that term is defined in Section 3(a)(39) of the Exchange Act, at the time of their participation;

2. Are not to be compensated in connection with their participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities;

3. Are not an associated person of a broker or dealer; and

4. They meet the conditions of the following:

a. Primarily perform, or intend primarily to perform at the end of the Offering, substantial duties for or on behalf of the Company otherwise than in connection with transactions in securities;

b. Was not a broker or dealer, or associated persons of a broker or dealer, within the preceding 12 months; and

c. Did not participate in selling an offering of securities for any issuer more than once every 12 months other than in reliance on paragraphs within this section, except that for securities issued pursuant to Rule 415 under the Securities Act, the 12 months will begin with the last sale of any security included within one Rule 415 registration.

There can be no assurance that all, or any, of the Shares will be sold. We have engaged ICON to act as our financial advisor in connection with this Offering. ICON has agreed to use its reasonable best efforts to arrange for the sale of the securities offered by this Prospectus. ICON is not purchasing or selling any of the securities we are offering, and ICON is not required to arrange the purchase or sale of any specific number or dollar amount of securities. We have agreed to pay ICON the fees below:

•

In the case of any completed equity or equity-linked (including, without limitation, convertible equity and/or debt securities) financing, the Company will pay to ICON a cash fee upon each closing equal to 8% of the aggregate gross proceeds.

•	In the case of any completed non-convertible debt financing, the Company will pay to ICON a cash fee upon each closing equal to 4% of the aggregate gross proceeds.

•

Upon the completion of a business combination, ICON will receive 200,000 shares of common stock. Such shares will have piggyback registration rights on any registration statement filed by the Company after the business combination.

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The term of the agreement with ICON is for 12 months unless terminated earlier pursuant to its terms.

As of the date of this Prospectus, we have not entered into any agreements or arrangements for the sale of the Shares with any broker-dealer or sales agent aside from ICON. However, if we were to enter into such arrangements, we will file a post-effective amendment to disclose those arrangements, because any broker-dealer participating in the Offering would be acting as an underwriter and would have to be so named herein.

In order to comply with the applicable securities laws of certain states, the securities may not be offered or sold unless they have been registered or qualified for sale in such states or an exemption from such registration or qualification requirement is available and with which we have complied. The purchasers in this Offering and in any subsequent trading market must be residents of such states where the Shares have been registered or qualified for sale or an exemption from such registration or qualification requirement is available. As of this date, we have not identified the specific states where the Offering will be sold.

The Company is conducting a “Blank Check” offering subject to Rule 419 of Regulation C as promulgated by the SEC under the Securities Act, as amended. The Offering proceeds, and the securities to be issued to investors, will be deposited in an Escrow Account. While held in the Escrow Account, the Deposited Securities may not be traded or transferred other than by will or the laws of descent and distribution, or pursuant to a qualified domestic relations order as defined by the Code (26 U.S.C. 1 et seq.), or Title 1 of the Employee Retirement Income Security Act (29 U.S.C. 1001 et seq.), or the rules thereunder. Except for an amount , after the Minimum Offering is attained, up to 10% of the Deposited Funds otherwise releasable under Rule 419, the Deposited Funds and the Deposited Securities may not be released until an acquisition meeting the requirements of Rule 419 has been consummated and 80% of investors reconfirm their investment in accordance with the procedures set forth in Rule 419. Pursuant to these procedures, a new prospectus, which describes an acquisition candidate and its business and includes audited financial statements, will be delivered to all investors. The Company must return the pro rata portion of the Deposited Funds to any investor who does not elect to remain an investor. Unless 80% of investors elect to remain investors, all investors will be entitled to the return of a pro rata portion of the Deposited Funds and none of the Deposited Securities will be issued to investors. In the event an acquisition is not consummated within 18 months from the date of effective date of this Prospectus, the Deposited Funds will be returned on a pro rata basis to all investors (except for 10% of the Deposited Funds, which may have been released to the Company upon completion of at least the Minimum Offering).

The proceeds from the sale of the Shares in this Offering should be payable to Odyssey Transfer and Trust Company as Escrow Agent for the Investors in RedHawk Acquisition I Corp. All subscription funds will be held in escrow by the Escrow Agent in the Escrow Account, which will be a non-interest bearing account, pending the achievement of a Minimum Offering of 4,500,000 Shares of common stock, and no funds shall be released to the Company until such a time as the Minimum Offering is attained, at which time such release shall be limited to 10% of the proceeds for expenses. Notwithstanding the required return of investors’ proceeds after 18 months from the effective date of this Prospectus pursuant to Rule 419, if the Minimum Offering is not achieved within 360 days of the effective date of this Prospectus, all subscription funds will be returned to investors promptly without interest or deduction of fees. Neither the Company nor any subscriber shall receive any interest payments no matter how long subscriber funds might be held. The Offering will terminate on the earlier of: (i) the date when the sale of all 6,000,000 shares being sold by the issuer is completed, (ii) any time after the Minimum Offering of 4,500,000 shares of common stock is achieved at the discretion of the Board of Directors, or (iii) 360 days from the effective date of this Prospectus.

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No interest will be paid to any shareholder or the Company. All subscription funds net of amounts releasable under Rule 419 for expenses (up to 10% may be released to the Company after the Minimum Offering is attained) will be held in the Escrow Account until the earlier of: (i) consummation of an acquisition meeting the requirements of Rule 419; or (ii) 18 months have passed from the effective date of this Prospectus and no such acquisition has been consummated, and no funds shall be released to the Company until such a time as the escrow conditions are met other than up to 10% after the Minimum Offering is attained as disclosed herein. In the event that 18 months have passed from the effective date of this Prospectus and no such acquisition has been consummated, net funds shall be returned pro rata to investors. Securities will be released to investors upon the consummation of an acquisition meeting the requirements of Rule 419. The Escrow Agent will continue to receive or hold funds and perform disbursements required or allowed under Rule 419 until either (i) consummation of an acquisition meeting the requirements of Rule 419; or (ii) 18 months have passed from the effective date of this Prospectus and no such acquisition has been consummated. Thereafter, the Escrow Agreement shall terminate. Notwithstanding the required return of investors’ proceeds after 18 months from the effective date of this Prospectus pursuant to Rule 419, if the Minimum Offering is not achieved within 360 days of the effective date of this Prospectus, all subscription funds will be returned to investors promptly without interest or deduction of fees upon the expiration of 360 days. The fee to ICON is (i) eight percent (8.0%) of the aggregate gross proceeds from the Offering and (ii) 200,000 shares of common stock of the Company (see Exhibit 10.1). The amount of funds actually collected in the Escrow Account from checks that have cleared the interbank payment system, as reflected in the records of the escrow agent, is the only factor assessed in determining whether the Minimum Offering condition has been met. Odyssey Transfer and Trust Company will act as Escrow Agent and Trustee for investors, and it will make the determination based solely on its account records. Investors can purchase Shares in this Offering by completing a subscription agreement (attached hereto as Exhibit 99.1) and sending it to the Company together with payment in full. All payments must be made in United States currency either by personal check, bank draft, wire or cashier’s check. There is no minimum subscription requirement. All subscription agreements and checks are irrevocable. The Company expressly reserves the right to either accept or reject any subscription. Any subscription rejected will be returned to the subscriber within five business days of the rejection date. Furthermore, once a subscription agreement is accepted, it will be executed without reconfirmation to or from the subscriber. Once we accept a subscription, the subscriber cannot withdraw it. Notwithstanding, pursuant to the reconfirmation offering, each investor has a right of reconfirmation and a return of their proceeds in the event applicable conditions are satisfied under such reconfirmation that would give rise to the return of any such proceeds.

DESCRIPTION OF SECURITIES

Existing Securities

Common Stock

The Company is authorized to issue 250,000,000 shares of common stock, $0.001 par value. As of the date of this Prospectus, the Company has issued 3,750,000 shares of common stock to date held by one shareholder of record (but beneficially held by five shareholders).

The holders of the Company’s common stock:

1. Have equal ratable rights to dividends from funds legally available therefore, when, as and if declared by the Board of Directors;

2. Are entitled to share ratably in all of assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of corporate affairs;

3. Do not have preemptive, subscription or conversion rights, and there are no redemption or sinking fund provisions or rights; and

4. Are entitled to one vote per share on all matters on which stockholders may vote.

All shares of common stock now outstanding are fully paid for and non-assessable, and all shares of common stock that are the subject of this Offering, when issued, will be fully paid for and non-assessable.

Preferred Stock

The Company is authorized to issue 10,000,000 shares of preferred stock, $0.001 par value. Out of the 10,000,000 shares of preferred stock, the Company has designated 300 as Series A Convertible Preferred Stock. The remainder of the authorized shares of preferred stock remain undesignated.

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The preferred stock may be issued from time to time in one or more series, or divided into additional classes and such classes into one or more series. The terms of a class or series, including all rights and preferences, shall be as specified in the resolution or resolutions adopted by the Board of Directors designating such class or series, which resolution or resolutions the Board of Directors is hereby expressly authorized to adopt. Such resolution or resolutions with respect to a class or series shall specify all or such of the rights or preferences of such class or series as the Board of Directors shall determine, including the following, if applicable: (a) the number of shares to constitute such class or series and the distinctive designation thereof; (b) the dividend or manner for determining the dividend payable with respect to the shares of such class or series and the date or dates from which dividends shall accrue, whether such dividends shall be cumulative, and, if cumulative, the date or dates from which dividends shall accumulate and whether the shares in such class or series shall be entitled to preference or priority over any other class or series of stock of the Company with respect to payment of dividends; (c) the terms and conditions, including price or a manner for determining the price, of redemption, if any, of the shares of such class or series; (d) the terms and conditions of a retirement or sinking fund, if any, for the purchase or redemption of the shares of such class or series; (e) the amount that the shares of such class or series shall be entitled to receive, if any, in the event of any liquidation, dissolution or winding up of the Company and whether such shares shall be entitled to a preference or priority over shares of another class or series with respect to amounts received in connection with any liquidation, dissolution or winding up of the Company; (f) whether the shares of such class or series shall be convertible into, or exchangeable for, shares of stock of any other class or classes, or any other series of the same or any other class or classes of stock, of the Company and the terms and conditions of any such conversion or exchange; (g) the voting rights, if any, of shares of stock of such class or series in addition to those granted herein; (h) the status as to reissuance or sale of shares of such class or series redeemed, purchased or otherwise reacquired, or surrendered to the Company upon conversion; (i) the conditions and restrictions, if any, on the payment of dividends or on the making of other distributions on, or the purchase, redemption or other acquisition by the Company or any subsidiary, of any other class or series of stock of the Company ranking junior to such shares as to dividends or upon liquidation; (j) the conditions, if any, on the creation of indebtedness of the Company, or any subsidiary; and (k) such other preferences, rights, restrictions and qualifications as the Board of Directors may determine.

Series A Preferred Stock

As of the date of this Prospectus, the Company has 12 shares of Series A Preferred Stock outstanding which are held of record by Redhawk Investment Group LLC but beneficially owned by its members, Mark Grober, Sarfraz Hajee, and Matt Schissler . Mark Grober has the right to exercise conversion rights and to vote all shares Series A Preferred Stock owned by Redhawk Investment Group LLC and Common Stock owned by Redhawk Investment Group LLC (obtained upon conversion of Series A Preferred Stock). The holders of the Series A Preferred Stock have the following material rights and preferences (as are more fully set forth in the Certificate of Designation of the Series A Preferred Stock).

Dividends

The holders of the Series A Preferred Stock are not entitled to receive dividends when, as, and if declared by the Board.

Liquidation

Upon the dissolution, liquidation or winding up of the Company, whether voluntary or involuntary, the holders of the then outstanding shares of Series A Preferred Stock are entitled to receive out of the assets of the Company the Stated Value ($2,500) per share before any payment or distribution shall be made on the Common Stock, or any other class of capital stock of the Company ranking junior to the Series A Preferred Stock.

Conversion

Subject to a 4.99% beneficial ownership limitation, the holders have the right, only upon the written consent of a majority of the outstanding shares of Series A Preferred Stock, to convert all (but not less than all) of the shares of Series A Preferred Stock into shares of the Company’s common stock in an amount of shares of Common Stock equal to the total Stated Value amount of 100% of the then outstanding shares of Series A Preferred Stock divided by $0.25.

Vote to Change the Terms of the Series A Preferred Stock

Without the prior written consent of the holders of not less than 2/3 of the outstanding shares of the Series A Preferred Stock, the Company cannot amend, alter, change or repeal any of the powers, designations, preferences and rights of the Series A Preferred Stock.

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Voting

On all matters submitted to a vote of the holders of the Common Stock, including, without limitation, the election of directors, the holders of the Series A Preferred Stock will vote on an as-converted basis, such that each then outstanding share of Series A Preferred Stock will have the equivalent vote as to 10,000 shares of Common Stock.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that a penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These heightened disclosure requirements may have the effect of reducing the number of broker-dealers willing to make a market in our shares, reducing the level of trading activity in any secondary market that may develop for our shares, and accordingly, customers in our securities may find it difficult to sell their securities, if at all.

Other than the issuance of shares of Series A Preferred Stock, the Company has no current plans to either issue any preferred stock or adopt any series, preferences or other classification of preferred stock.

Preemptive Rights

No holder of any shares of the Company has preemptive or preferential rights to acquire or subscribe for any unissued shares of any class of stock or any unauthorized securities convertible into or carrying any right, option or warrant to subscribe for or acquire shares of any class of stock not disclosed herein.

Non-Cumulative Voting

Holders of the Company’s common stock do not have cumulative voting rights, which means that the holders of more than 50% of the outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining shares will not be able to elect any directors.

Cash Dividends

As of the date of this Prospectus, the Company has not paid any cash dividends to stockholders. The declaration of any future cash dividend will be at the discretion of the Board of Directors and will depend upon earnings, if any, capital requirements and our financial position, general economic conditions, and other pertinent conditions. The Company does not intend to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, in business operations.

Reports

Upon the effectiveness of this Registration Statement, the Company will make available to its shareholders annual financial reports certified by independent accountants, and may, at its discretion, furnish unaudited quarterly financial reports.

Securities to be Registered

The Company is offering, on self-underwritten basis, 6,000,000 newly issued shares of its common stock at a price of $0.75 per share (the “Shares”). All subscription funds will be held in escrow pending the achievement of the Minimum Offering, after which no funds shall be released to the Company, other than 10% which may only be released to the Company for expenses (see “Plan of Distribution”).

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LEGAL MATTERS

The legality of the issuance of the Shares offered by this Prospectus will be passed upon for us by Business Legal Advisors, LLC of Draper, Utah.

INTEREST OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this Prospectus as having prepared or certified any part of this Prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the Common Stock was employed on a contingency basis, or had, or is to receive, in connection with the Offering, a substantial interest, direct or indirect, in the Company, nor was any such person connected with the Company as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

The financial statements of the Company as of December 31, 2023 and March 31, 2024, which include an explanatory paragraph relating to our ability to continue as a going concern, included in this Prospectus have been audited by Astra Audit & Advisory, LLC, an independent auditor, as stated in their report appearing herein. Such financial statements have been so included in reliance upon the reports of such firm given its authority as experts in accounting and auditing.

INFORMATION WITH RESPECT TO THE REGISTRANT

Description of Business

RedHawk was incorporated in the State of Nevada on December 13, 2023 to engage in any lawful corporate undertaking, including, but not limited to, selected mergers and acquisitions. The Company has no operations to date. Other than issuing shares of common stock and preferred stock to its original shareholders, the Company never commenced any operational activities.

The Company was formed by Neil Reithinger for the purpose of creating a corporation that could be used to consummate a merger or acquisition. Mr. Reithinger serves as President, Treasurer and Director, and Alexander Walsh serves as Secretary and Director. The directors have determined to proceed with filing of a Registration Statement on Form S-1 for the Offering.

Mr. Reithinger elected to commence implementation of the Company's principal business purpose, described under “Plan of Operation” below. As such, the Company can be defined as a “shell” company, whose sole purpose at this time is to locate and consummate a merger or acquisition with a private entity.

The proposed business activities described herein classify the Company as a “blank check” company. Many states have enacted statutes, rules and regulations limiting the sale of securities of “blank check” companies in their respective jurisdictions. Management does not intend to undertake any efforts to cause a market to develop in the Company's securities until such time that the Company has successfully implemented its business plan described herein. Shares sold hereunder will be placed into escrow until such time that legal counsel has confirmed that a merger or acquisition has been successfully consummated. While in escrow, the Shares will be held for the benefit of the purchasing shareholder.

As of the date of this Prospectus, the Company has 3,750,000 shares of $0.001 par value common stock issued and outstanding. Of these shares held by the Existing Shareholders (as defined below), none are being resold to the public pursuant to this Offering.

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The Company is an “emerging growth company” under the Jumpstart Our Business Startups (JOBS) Act. The Company shall continue to be deemed an emerging growth company until the earlier of:

(a) the last day of the fiscal year of the Company during which it had total annual gross revenues of $1,000,000,000 (as such amount is indexed for inflation every five years by the SEC to reflect the change in the Consumer Price Index for All Urban Consumers published by the Bureau of Labor Statistics, setting the threshold to the nearest $1,000,000) or more;

(b) the last day of the fiscal year of the Company following the fifth anniversary of the date of the first sale of common equity securities of the Company pursuant to an effective registration statement under this title;

(c) the date on which such Company has, during the previous three year period, issued more than $1,000,000,000 in non-convertible debt; or

(d) the date on which such Company is deemed to be a ”large accelerated filer,” as defined in section 240.12b-2 of title 17, Code of Federal Regulations, or any successor thereto.

As an “emerging growth company,” the Company is exempt from Section 404(b) of Sarbanes Oxley. Section 404(a) requires registrants to publish information in their annual reports concerning the scope and adequacy of the internal control structure and procedures for financial reporting. The statement in the annual reports shall also assess the effectiveness of such internal controls and procedures. The Company believes its internal controls and procedures are not effective due to two identified material weaknesses as follows:

(a) lack of an audit committee; and

(b) limited financial resources and staff and, therefore, limited or no segregation of duties.

Section 404(b) requires that the Company’s registered accounting firm shall, in the same report, attest to and report on the assessment on the effectiveness of the internal control structure and procedures for financial reporting.

The Company has not opted out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Exchange Act.

The Company’s operations and corporate offices are located at 14201 N. Hayden Road, Suite A-1, Scottsdale, AZ 85260, with a telephone number of (480) 659-6404. The Company’s fiscal year end is December 31.

Description of Property

We use a corporate office located at 14201 N. Hayden Road, Suite A-1, Scottsdale, AZ 85260. These offices are also the offices of Neil Reithinger, our President, Treasurer and Director. We do not pay Mr. Reithinger or any of his affiliated entities rent for the use of his offices. There are currently no proposed programs for the renovation, improvement or development of the facilities currently in use.

Legal Proceedings

There are no known pending legal or administrative proceedings against the Company.

Market Price and Dividends on the Issuer’s Common Stock

Market Price

As of the date of this Prospectus, there is no public market in the Company’s common stock. This Prospectus is a step toward creating a public market for our stock, which may enhance the liquidity of our shares. However, there can be no assurance that a meaningful trading market will develop. The Company’s management makes no representation about the present or future value of our common stock. Other than pursuant to certain exceptions permitted by Rule 419, no trading in your common stock being offered will be permitted until the completion of a business combination meeting the requirements of Rule 419.

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As of the date of this Prospectus,

1. There are no outstanding options or warrants to purchase, or other instruments convertible into, common equity of the Company;

2. There are currently 3,750,000 shares of our common stock held by the affiliated entity of our officers and directors and by three separate members who are non-affiliates; and

3. Other than the stock registered under this registration statement, there is no stock that has been proposed to be publicly offered resulting in dilution to the current shareholders.

All of the presently outstanding shares of common stock are “restricted securities” as defined under Rule 144 promulgated under the Securities Act and may only be resold pursuant to an effective registration statement or an exemption from registration, if available. The SEC has adopted final rules amending Rule 144, which became effective on February 15, 2008. Pursuant to the new Rule 144, one (1) year must elapse from the time a “shell company,” as defined in Rule 405, ceases to be a “shell company” and files “Form 10 information” with the SEC, before a restricted shareholder can resell their holdings in reliance on Rule 144. “Form 10 information” is equivalent to information that a company would be required to file if it were registering a class of securities on Form 10 under the Exchange Act. Under the amended Rule 144, restricted or unrestricted securities, that were initially issued by a reporting or non-reporting shell company or an issuer that has at any time previously has been a reporting or non-reporting shell company as defined in Rule 405, can only be resold in reliance on Rule 144 if the following conditions are met: (i) the issuer of the securities that was formerly a reporting or non-reporting shell company has ceased to be a shell company; (ii) the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act; (iii) the issuer of the securities has filed all reports and material required to be filed under Section 13 or 15(d) of the Exchange Act, as applicable, during the preceding 12 months (or shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and (iv) at least one year has elapsed from the time the issuer filed “Form 10 information” with the SEC reflecting its status as an entity that is not a shell company.

At the present time, the Company is classified as a “shell company” under Rule 405 of the Securities Act. As such, all restricted securities presently held by the founders of the Company may not be resold in reliance on Rule 144 until: (i) the Company files “Form 10 information” with the SEC when it ceases to be a “shell company;” (ii) the Company has filed all reports as required by Section 13 and 15(d) of the Securities Act for 12 consecutive months; and (iii) one year has elapsed from the time the Company files “Form 10 information” with the SEC reflecting its status as an entity that is not a shell company.

Holders

As of the date of this Prospectus, the Company has 3,750,000 shares, $0.001 par value, of common stock issued and outstanding held by the affiliated entity of the Company’s officers and directors and by three separate members who are non-affiliates.

Dividends

We have neither declared nor paid any cash dividends on either our preferred or common stock. For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business and do not anticipate paying any cash dividends on our preferred or common stock. Any future determination to pay dividends will be at the discretion of the Board of Directors and will be dependent upon then existing conditions, including our financial condition, results of operations, capital requirements, contractual restrictions, business prospects and other factors that the Board of Directors considers relevant.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

This section must be read in conjunction with the financial statements included in this Prospectus.

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Plan of Operation

RedHawk was incorporated on December 13, 2023. The Company intends to acquire assets or shares of an entity actively engaged in business that generates revenues, in exchange for its securities. The Company has no acquisitions in mind and has not entered into any negotiations regarding such an acquisition. Neither the Company's officers, directors nor any affiliates thereof have engaged in any preliminary contact or discussions with any representative of any other company regarding the possibility of an acquisition or merger between the Company and such other company as of the date of this Prospectus.

The Company will obtain audited financial statements of a target entity. The Board of Directors does intend to obtain certain assurances of value of the target entity's assets prior to consummating such a transaction. These assurances consist mainly of financial statements and valuation opinions, if necessary. The Company will also examine business, occupational and similar licenses and permits, physical facilities, trademarks, copyrights, and corporate records including articles of incorporation, bylaws and minutes, if applicable and also interview prospective management. In the event that no such assurances are provided, the Company will not move forward with a combination with any target. Closing documents relative thereto will include representations that the value of the assets conveyed to or otherwise so transferred will not materially differ from the representations included in such closing documents.

The Company has no employees. The Company’s officers have agreed to allocate a portion of their time to the activities of the Company, without compensation. Management anticipates that the business plan of the Company can be implemented by our officers devoting approximately 10-20 hours per month to the business affairs of the Company. Consequently, conflicts of interest may arise with respect to the limited time commitment by such officers. See “Risk Factors.”

The Company is filing this registration statement on a voluntary basis because the primary attraction of the Company as a merger partner or acquisition vehicle will be its status as a Company registered with the SEC under the Exchange Act. Any business combination or transaction will likely result in a significant issuance of shares and substantial dilution to present stockholders of the Company.

General Business Plan

 The Company's purpose is to seek, investigate and, if such investigation warrants, acquire an interest in business opportunities presented to it by persons or firms who or which desire to seek the perceived advantages of an Exchange Act registered corporation. The Company will, upon effectiveness of the registration statement, be required to file periodic reports as required by Item 15(d) of the Exchange Act and intends to file a Form 8-A under Section 12(g) of the Exchange Act within five business days of the effectiveness of this registration statement. This will register the Company's common shares under the Exchange Act, and upon the effectiveness of the Form 8-A, the Company will be required to report pursuant to Section 13 of the Exchange Act.

The Company will not restrict its search to any specific business, industry or geographical location and may participate in a business venture of virtually any kind or nature. This discussion of the proposed business is purposefully general and is not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into potential business opportunities. Management anticipates that it will be able to participate in only one potential business venture because the Company has nominal assets and limited financial resources. This lack of diversification should be considered a substantial risk to shareholders of the Company because it will not permit the Company to offset potential losses from one venture against gains from another.

The Company may seek a business opportunity with entities that have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes. The Company may acquire assets and establish wholly-owned subsidiaries in various businesses or acquire existing businesses as subsidiaries.

The intended methods of communication to seek acquisitions include, without limitation, telephone and personal contacts and social networking. There is no evidence showing that these methods of identifying a suitable merger opportunity will be successful. The Company anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Due to general economic conditions, rapid technological advances being made in some industries and shortages of available capital, management believes that there are numerous firms seeking the perceived benefits of a publicly-registered corporation. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, providing liquidity (subject to restrictions of applicable statutes) for all shareholders and other factors. Business opportunities may be available in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

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The Company has, and will continue to have for the foreseeable future, no capital with which to provide the owners of business opportunities with any significant cash or other assets. It is management's belief that funds raised from the Offering should be sufficient to merge with or acquire an acquisition target. However, management believes the Company will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a publicly registered company without incurring the cost and time required to conduct an initial public offering. The costs of an initial public offering may include substantial attorney and auditor fees, and the time factor can vary widely (could be as short as a month or take several years for example) and is unpredictable. A business combination with the Company may eliminate some of those unpredictable variables as the initial review process on a large active business could easily extend over a period of a year or more, requiring multiple audits and opinions prior to clearance. On the other hand, a business combination with the Company may raise other variables such as the history of the Company having been out of the target’s control and knowledge. Thus, they have to rely on the representations of the Company in their future filings and decisions. In addition, the additional step of a business combination may increase the time necessary to process and clear an application for trading. The owners of the business opportunities will, however, incur significant legal and accounting costs in connection with the acquisition of a business opportunity, including the costs of preparing Form 10-Ks, Form 10-Qs, Form 8-Ks, agreements, and related reports and documents. If an entity is deemed a shell company, the Form 8-K, which must be filed upon the completion of a merger or acquisition, requires all of the information normally disclosed in the filing of a Form 10. Once deemed a shell company, Rule 144 imposes additional restrictions on securities sought to be sold or traded under Rule 144. The Exchange specifically requires that any merger or acquisition candidate comply with all applicable reporting requirements, which include providing audited financial statements to be included within the numerous filings relevant to complying with the Exchange Act.

The analysis of new business opportunities will be undertaken by, or under the supervision of, Neil Reithinger and Alexander Walsh, officers and directors of the Company. Management intends to concentrate on identifying preliminary prospective business opportunities, which may be brought to its attention through present associations of Messrs. Reithinger and Walsh. In analyzing prospective business opportunities, management will consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services that may be available and the depth of that management; the potential for further research, development or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of products, services or trades; name identification; and other relevant factors. Management will meet personally with management and key personnel of the business opportunity as part of its investigation. To the extent possible, the Company intends to utilize written reports and personal investigation to evaluate the above factors. The Company will not acquire or merge with any company for which audited financial statements cannot be obtained.

Management of the Company will rely upon its own efforts in accomplishing the business purposes of the Company. It is not anticipated that any outside consultants or advisors, other than the Company's legal counsel and accountants, will be utilized by the Company to effectuate its business purposes described herein. However, if the Company does retain such an outside consultant or advisor, any cash fee earned by such party will need to be paid by the prospective merger/acquisition candidate, as the Company has no cash assets at this time with which to pay such obligation. There have been no discussions, understandings, contracts or agreements with any outside consultants, and none are anticipated in the future. In the past, the Company's management has never used outside consultants or advisors in connection with a merger or acquisition.

The Company will not restrict its search for any specific kind of firms but may acquire a venture that is in its preliminary or development stage, is already in operation or in essentially any stage of its corporate life. It is impossible to predict at this time the status of any business in which the Company may become engaged to acquire, in that such business may need to seek additional capital, may desire to have its shares publicly traded or may seek other perceived advantages the Company may offer. However, other than the through the sale of Series A Preferred Stock, the Company does not intend to obtain funds in one or more private placements to finance the operation of any acquired business opportunity until such time as the Company has successfully consummated such a merger or acquisition.

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Acquisition Opportunities

In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture or licensing agreement with another corporation or entity. It may also acquire stock or assets of an existing business. On the consummation of a transaction, it is probable that the present management and shareholders of the Company will no longer be in control of the Company. In addition, the Company's directors may, as part of the terms of the acquisition transaction, resign and be replaced by new directors without a vote of the Company's shareholders.

It is anticipated that, after the Offering period is closed, our current shareholders may actively negotiate or otherwise consent to the purchase of a portion of their common stock as a condition to, or in connection with, a proposed merger or acquisition transaction at a negotiated price. No transfer or sales of any shares held in escrow shall be permitted other than by will or the laws of descent and distribution, or pursuant to a qualified domestic relations order as defined by the Code (26 U.S.C. 1 et seq.), or Title 1 of the Employee Retirement Income Security Act (29 U.S.C. 1001 et seq.), or the rules thereunder. Any and all such sales will only be made in compliance with the securities laws of the United States and any applicable state.

It is anticipated that any securities issued in any such reorganization would be issued in reliance upon exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of its transaction, the Company may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, of which there can be no assurance, it will be undertaken by the surviving entity after the Company has successfully consummated a merger or acquisition and the Company is no longer considered a shell company. Until such time as this occurs, the Company will not attempt to register any additional securities. The issuance of substantial additional securities and their potential sale into any trading market that may develop in the Company's securities may have a depressive effect on the value of the Company's securities in the future, if such a market develops, of which there is no assurance.

The Company believes that its management team has the requisite experience in the public and private markets and intends to acquire a private company that is seeking growth and operating capital in the private venture capital markets. The capital raised as part of this Offering will be primarily used as growth capital for the acquired business. The Company does not have a specific industry focus and will be looking to acquire businesses that may already have institutional capital commitments that may bring appropriate industry knowledge and management experience and oversight to the founders and management teams of such companies. If a business does not already have such institutional commitments, the Company expects to seek other institutional investors with appropriate industry knowledge and independence to serve in such role. With respect to the due diligence of any potential target, the Company expects to consider comparable public companies, potential strategic buyers, operational plans and models the target company has generated, total addressable market and the growth rate of the target’s market, institutional investment activity and valuations of comparable private companies, as well as other factors as may be deemed relevant by the Company.

While the actual terms of a transaction to which the Company may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to avoid the creation of a taxable event and thereby structure the acquisition in a so-called “tax-free” reorganization under Sections 368a or 351 of the Revenue Code.

With respect to any merger or acquisition, negotiations with the target company management are expected to focus on the percentage of the Company the target company shareholders would acquire in exchange for all of their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders may hold a substantially lesser percentage ownership interest in the Company following any merger or acquisition. The percentage ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's then-shareholders.

Pursuant to Rule 419, the fair value of the business(es) or net assets to be acquired must represent at least 80 percent of the maximum offering proceeds. In the case that the net assets of such target meet or exceed such amount, we intend to provide disclosure thereto. In the case that the net assets of such target do not meet or exceed such amount, we intend to obtain a third-party valuation of the target’s business to support a fair value for such amount. As to whether any initial business combination is fair to the Company’s shareholders, we do not intend to obtain a fairness opinion. Instead, pursuant to the reconfirmation offer, we will provide information about the target’s business, either or both of the valuation metrics described above and provide the target’s audited financial statements so that investors have the opportunity to review information on any target to and can form their own opinion as to fairness and, depending on such opinion, elect to cancel or reconfirm their subscriptions.

The Company will participate in a business opportunity only after the negotiation and execution of appropriate written agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require some specific representations and warranties by all of the parties thereto; will specify certain events of default; will detail the terms of closing and the conditions that must be satisfied by each of the parties prior to and after such closing; will outline the manner of bearing costs, including costs associated with the Company's attorneys and accountants; will set forth remedies on default and will include miscellaneous other terms.

As stated herein above, the Company will not acquire or merge with any entity that cannot provide independent audited financial statements. The Company will need to file such audited statements as part of a post-effective amendment. The Company will be subject to all of the reporting requirements of the Exchange Act. Included in these requirements is the affirmative duty of the Company to file independent audited financial statements as part of its Form 8-K to be filed with the SEC upon consummation of a merger or acquisition, as well as the Company's audited financial statements included in its annual report on Form 10-K. In the event that a previously approved target acquisition was later voided by management, shareholders may be left without an operating company and thus the value of their shares would be greatly diminished.

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The Company's officers have verbally agreed that they will advance to the Company any additional funds the Company needs for operating capital and for costs in connection with searching for or completing an acquisition or merger. They have also agreed that such advances will be made interest-free without expectation of repayment until such time that the Company completes a merger or acquisition. There is no minimum or maximum dollar amount of money that they may advance to the Company. The Company will not borrow any funds from anyone for the purpose of repaying advances made by any officer, and the Company will not borrow any funds to make any payments to the Company's management or their affiliates or associates. While this agreement is not binding, it is in our officers’ best interests to continue to advance any funds needed to advance this Offering. They beneficially own a significant number of shares and have already advanced all necessary money required for expenses. It is currently anticipated that our officers will continue to have sufficient funds for these expenses, which are not expected to be significant.

Competition

The Company will remain an insignificant participant among the firms that engage in the acquisition of business opportunities. There are many established venture capital, private equity and financial concerns with significantly greater financial and personnel resources and technical expertise than the Company. In view of the Company's combined extremely limited financial resources and limited management availability, the Company will continue to be at a significant competitive disadvantage compared to the Company's competitors.

Results of Operations, Liquidity and Financial Resources

For the period from December 13, 2023 (inception) through December 31, 2023 , for the three months ended March 31, 2024, and for the six months ended June 30, 2024, we had no revenue. We are a “blank check” company and, therefore, have limited financial resources and no operations until such time that we are able to consummate an acquisition or merger. We had cash on hand of $4,921 and stockholders’ equity of $12,240 as of June 30, 2024. No assurances can be given that we will consummate an acquisition or merger transaction or that such transaction will provide sufficient revenue, achieve a profit, or obtain necessary financing to continue as a going concern.

Going Concern

The Company has had no operating history nor any revenues or earnings from operations. The Company has no significant assets or financial resources. The Company will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in the Company incurring a net operating loss that will increase continuously until the Company can consummate a business combination with a profitable business opportunity. This may lessen the possibility of finding a suitable acquisition or merger candidate as such loss would be inherited on their financial statements. There is no assurance that the Company can identify such a business opportunity and consummate such a business combination. The Company's financial statements are prepared in accordance with generally accepted accounting principles applicable to a going concern. This contemplates the realization of assets and the liquidation of liabilities in the normal course of business. For the six months ended June 30, 2024, the Company had a net loss of $5,201 and accumulated deficit of $6,510. Currently, the Company does not have significant cash or any material assets, nor does it have operations or a source of revenue sufficient to cover its operation costs and allow it to continue as a going concern. These conditions raise substantial doubt about the Company's ability to continue as a going concern. There can be no assurance that the Company will be successful in either situation in order to continue as a going concern. The officers and directors have committed to advancing certain operating costs of the Company.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

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DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Our directors are elected by the stockholders to a term of one year and serve until a successor is elected and qualified. Our officers are appointed by the Board of Directors to a term of one year and serve until a successor is duly elected and qualified or until the office is removed from office. The number of directors of the Company shall be fixed by the Board of Directors, but in no event shall be less than one. Although we anticipate appointing additional directors, the Company has not identified any such person(s) or any time frame within which this may occur. Our Board of Directors does not have any nominating, auditing or compensation committees.

The following table sets forth certain information regarding our executive officers and directors as of the date of this Prospectus:

Name	Age	Position (2)	Period of Service (1)

Neil Reithinger	54	President, Treasurer and Director	Inception – current
Alexander Walsh	43	Secretary and Director	Inception – current

Notes:

(1) Our directors will hold office until the next annual meeting of the stockholders, typically held on or near the anniversary date of inception and until successors have been elected and qualified. At the present time, our officers were appointed by our directors and will hold office until resignation or removal from office.

(2) Our officers have outside interests and obligations to companies other than the Company. Our officers intend to spend approximately 10-20 hours each per month , not including Company administrative matters, on the search and analysis of potential target companies. At the date of this Prospectus, the Company is not engaged in any transactions, either directly or indirectly, with any persons or organizations considered promoters.

Background of Directors, Executive Officers, Promoters and Control Persons

Mr. Neil Reithinger - President, Treasurer and Director

Mr. Reithinger was appointed President, Treasurer and Director on December 13, 2023. He a Managing Partner of Eventus Advisory Group, LLC, a CFO advisory firm in Arizona. Mr. Reithinger is an experienced executive with over 31 years of diversified practice in a broad range of industries including life sciences, consumer products, mining, energy services and digital media. Mr. Reithinger has successfully created initiatives to streamline accounting processes and SEC compliance, develop capital market strategies, restructure and optimize operations, and spearhead due diligence for financings and acquisitions. He has strong leadership and administrative skills, experience in building efficient processes, and managing and developing accounting and finance staff. Prior to forming Eventus Advisory Group, LLC, in December 2009, Mr. Reithinger served in various executive management positions including COO & CFO of New Leaf Brands, Inc., a branded beverage company; CEO of Nutritional Specialties, Inc., a nutritional supplement company (that was acquired by Nutraceutical International, Inc., formerly NASDAQ: NUTR); and Chairman, CEO & President of Baywood International, Inc., a publicly-traded nutraceutical company. Prior to that, Mr. Reithinger worked for Bank of America. Mr. Reithinger earned a B.S. in Accounting from the University of Arizona and is a Certified Public Accountant. He is a Member of the American Institute of Certified Public Accountants and the Arizona Society of Certified Public Accountants.

Mr. Alexander Walsh – Secretary and Director

Mr. Walsh was appointed Secretary and Director on December 13, 2023. Since May 1, 2024, Mr. Walsh has been a partner at B2 Partners, a private investment firm, in Scottsdale, Arizona. Prior to B2 Partners, Mr. Walsh previously served, from April 2022 to May 2024, as Managing Director at Kingsbarn Realty Capital and Kingsbarn Capital Management. From January 2019 to present Mr. Walsh also is the President of Walsh Corporate Finance, a consulting company, based in Phoenix, Arizona. Mr. Walsh has over 20 years of experience working with small business owners and entrepreneurs in a number of capacities, with the last 15 years exclusively focused on corporate finance initiatives and M&A strategy. Mr. Walsh holds a Bachelor of Arts from DePauw University in Economics and Management.

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Conflicts of Interest

Mr. Reithinger and Mr. Walsh are the officers and directors of RedHawk Acquisition I Corp., which is a blank check company.

Our officers and directors are not full-time employees of the Company and are actively involved in other business pursuits. Moreover, any future blank check companies that are organized by our officers and directors may compete with the Company in the search for a suitable target.

Our officers and directors currently participate and may in the future participate in other business ventures that compete directly with the Company. Additional conflicts of interest and non-arm's length transactions may also arise in the future in the event the Company's officers and directors are involved in the management of any firm with which the Company transacts business.

EXECUTIVE COMPENSATION

There was no compensation accrued by, paid to, or awarded to our named executive officers during the six months ended June 30, 2024 or during the year ended December 31, 2023.

Employment Contracts and Officers’ Compensation

We do not have employment agreements with our executive officers. Any future compensation to be paid will be determined by the Board of Directors, and, as appropriate, an employment agreement may be executed. We do not currently have plans to pay any compensation until such time as the Company generates positive cash flows.

Directors’ Compensation

There was no compensation accrued by, paid to, or awarded to our directors during the six months ended June 30, 2024 or during the year ended December 31, 2023. Our directors are not entitled to receive compensation for services rendered to the Company or for any meetings attended. There are no formal or informal arrangements or agreements to compensate directors for services provided as a director.

Stock Plan and Other Long-Term Incentive Plans

The Company currently does not have an existing or any proposed stock or stock option incentive plans.

35

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of October 7, 2024 with respect to the beneficial ownership of our common stock by all persons known to us to be beneficial owners of more than 5% of any such outstanding classes, and by each director, executive officer, and named executive officer, and by all officers and directors as a group. Unless otherwise specified, the named beneficial owner has, to our knowledge, either sole or majority voting and investment power.

Name	No. of Shares Before	Percentage of Shares Before Offering	No. of Shares After Offering	Percentage of Shares After Offering

Neil Reithinger [1,4,6]	750,000	20.0%	750,000	7.69%
Alexander Walsh [2,4,6]	750,000	20.0%	750,000	7.69%
All officers and directors as a group	1,500,000	40.0%	1,500,000	15.38%

>5% Beneficial Owners
RedHawk Acquisition One, LLC 3, 5, [6]	3,750,000	100.0%	3,750,000	38.46%
Escala Asset Management, LLC [1,6,7]	750,000	20.0%	750,000	7.69%
Walsh Corporate Finance, LLC [2,6,8]	750,000	20.0%	750,000	7.69%

Notes

(1)

Mr. Reithinger, our President, Treasurer and Director, beneficially owns 750,000 shares of common stock through Escala Asset Management, LLC, an entity owned and controlled by Mr. Reithinger. Such entity owns a 20% member interest in RedHawk Acquisition One, LLC.

(2)

Mr. Walsh, our Secretary and Director, beneficially owns 750,000 shares of common stock through Walsh Corporate Finance, LLC, an entity owned and controlled by Mr. Walsh. Such entity owns a 20% member interest in RedHawk Acquisition One, LLC.

(3)

Redhawk Investment Group, LLC beneficially owns 2,250,000 shares of common stock. Such entity owns a 60% member interest in RedHawk Acquisition One, LLC. Redhawk Investment Group, LLC is owned by Matt Schissler, Sarfraz Hajee, and Mark Grober.

(4)	The address of the executive officers and directors is c/o RedHawk Acquisition I Corp., 14201 N. Hayden Road, Suite A-1, Scottsdale, AZ 85260.
(5)	The address of Redhawk Investment Group, LLC is 14201 N. Hayden Road, Suite A-1, Scottsdale, AZ 85260.
(6)

As used in this table, “beneficial ownership” means the sole or shared power to vote, or to direct the voting of, a security, or the sole or share investment power with respect to a security (e.g., the power to dispose of or to direct the disposition of a security).

(7)	The address of Escala Asset Management, LLC is c/o RedHawk Acquisition I Corp., 14201 N. Hayden Road, Suite A-1, Scottsdale, AZ 85260.
(8)	The address of Walsh Corporate Finance, LLC is c/o RedHawk Acquisition I Corp., 14201 N. Hayden Road, Suite A-1, Scottsdale, AZ 85260.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On March 27, 2024, we issued 3,750,000 shares of our common stock to RedHawk Acquisition One, LLC for $3,750. Mr. Reithinger, our President, Treasurer and Director, beneficially owns 750,000 shares of common stock through Escala Asset Management, LLC, an entity owned and controlled by Mr. Reithinger. Such entity owns a 20% member interest in RedHawk Acquisition One, LLC. Mr. Walsh, our Secretary and Director, beneficially owns 750,000 shares of common stock through Walsh Corporate Finance, LLC, an entity owned and controlled by Mr. Walsh. Such entity owns a 20% member interest in RedHawk Acquisition One, LLC. The remaining 60% (2,250,000 shares of Common Stock) is beneficially owned by Redhawk Investment Group, LLC, which is owned by Matt Schissler, Sarfraz Hajee, and Mark Grober. Messrs Schissler, Hajee, and Grober are owners of an entity that is a beneficial owner of ICON.

On May 17, 2024 and July 22, 2024, respectively, we sold six shares of our Series A Preferred Stock to Redhawk Investment Group, LLC for an aggregate total of $30,000. As stated above, the beneficial owners of Redhawk Investment Group, LLC are also beneficial owners of ICON.

During the six months ended June 30, 2024, Mr. Reithinger paid for certain expenses involved with the incorporation of the Company with personal funds. As of June 30, 2024 and December 31, 2023, these expenses totaled $100 and $0, respectively, and are recorded as a related party accounts payable on the accompanying balance sheets as of June 30, 2024 and December 31, 2023, respectively.

36

REPORTS TO SECURITY HOLDERS

After the effectiveness of this registration statement, the Company will furnish shareholders with audited annual financial reports certified by independent accountants, and will also furnish unaudited quarterly financial reports.

After the effectiveness of this registration statement, the Company will file periodic and current reports with the SEC as required to maintain “fully reporting” status as required under the Exchange Act.

The public may read and copy any materials that the Company files with the SEC at the SEC's Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings will also be available on the SEC's Internet site. The address of that site is http://www.sec.gov.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

The Securities and Exchange Commission's Policy on Indemnification

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the company pursuant to any provisions contained in its Articles of Incorporation, Bylaws or otherwise, RedHawk Acquisition I Corp., has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of the Company’s legal counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

DISCLOSURE OF EXCLUSIVE FORUM SELECTION AND APPLICABILITY

Choice of Forum

The Bylaws provide that, to the fullest extent permitted by law, and unless the Company consents in writing to the selection of an alternative forum, the state and federal courts located in Maricopa County, Arizona, shall be the sole and exclusive forum for (a)any derivative action or proceeding brought in the name or right of the Company or on its behalf, (b)any action asserting a claim for breach of any fiduciary duty owed by any director, officer, employee or agent of the Company to the Company or the Company’s stockholders, (c) any action arising or asserting a claim arising pursuant to any provision of Chapters 78 or 92A of the NRS or any provision of the Articles of Incorporation or the Bylaws or (d) any action asserting a claim governed by the internal affairs doctrine, including, without limitation, any action to interpret, apply, enforce or determine the validity of the Articles of Incorporation or these Bylaws.

This choice of forum provision is not intended to apply to any actions brought under the Securities Act or the Exchange Act. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. However, the Bylaws do not relieve us of our duties to comply with federal securities laws and the rules and regulations thereunder, and our stockholders will not be deemed to have waived our compliance with these laws, rules and regulations. The Bylaws also provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and consented to this choice of forum provision.

This choice of forum provision in the Bylaws may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. In addition, stockholders who do bring a claim in the federal courts located in Maricopa County, Arizona could face additional litigation costs in pursuing any such claim, particularly if they do not reside in or near Arizona. Furthermore, the enforceability of similar choice of forum provisions in other companies’ governing documents has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable.

37

FINANCIAL STATEMENTS

REDHAWK ACQUISITION I CORP.

FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2024

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of RedHawk Acquisition I Corp.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of RedHawk Acquisition I Corp. (the Company) as of December 31, 2023 and March 31, 2024, and the related statements of operations, stockholders’ deficit and cash flows for the periods from inception to December 31, 2023 and for the three months ended March 31, 2024, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and March 31, 2024, and the results of its operations and its cash flows for the periods from inception to December 31, 2023 and for the three months ended March 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has no current operations or cash flow. These conditions raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2024.

Tampa, Florida
August 9, 2024

13902 North Dale Mabry Highway, Suite 131 • Tampa, Florida 33618 • +1.813.441.9707

F-2

REDHAWK ACQUISITION I CORP.

BALANCE SHEETS

(Audited)

	March 31, 2024	December 31, 2023

ASSETS
Current assets:
Cash	$1,350	$-
Total assets	$1,350	$-

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
Accounts payable	$3,697	$1,309
Accounts payable - related party	100	-
Total liabilities	3,797	1,309

Commitments and contingencies (Note 4)

Stockholders' deficit:
Preferred stock, par value $0.001, 10,000,000 authorized and 0 shares issued and outstanding as of March 31, 2024 and December 31, 2023	-	-
Common stock, par value $0.001, 250,000,000 authorized and 3,750,000 and 0 issued and outstanding as of March 31, 2024 and December 31, 2023, respectively	3,750	-
Additional paid-in capital	-	-
Accumulated deficit	(6,197)	(1,309)
Total stockholders' deficit	(2,447)	(1,309)
Total liabilities and stockholders' deficit	$1,350	$-

The accompanying footnotes are an integral part of these audited financial statements.

F-3

REDHAWK ACQUISITION I CORP.

STATEMENTS OF OPERATIONS

	For the Three Months Ended March 31, 2024	For the Period from December 13, 2023 (Inception) through December 31, 2023

Formation and operating costs	$4,888	$1,309
Net loss before income taxes	(4,888)	(1,309)

Provision for income taxes	-	-
Net loss	$(4,888)	$(1,309)

Basic and diluted net loss per share	$(0.03)	$-
Weighted-average shares outstanding, basic and diluted	166,667	-

The accompanying footnotes are an integral part of these audited financial statements.

F-4

REDHAWK ACQUISITION I CORP.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

FOR THE PERIOD DECEMBER 13, 2023 (INCEPTION) TO DECEMBER 31, 2023 AND FOR THE THREE MONTHS ENDED MARCH 31, 2024

			Additional		Total
	Common Stock		Paid-in	Accumulated	Stockholders'
	Shares	Amount	Capital	Deficit	Deficit

Balance, December 13, 2023 (Inception)	-	$-	$-	$-	$-
Net loss	-	-	-	(1,309)	(1,309)
Balance, December 31, 2023	-	$-	$-	$(1,309)	$(1,309)

			Additional		Total
	Common Stock		Paid-in	Accumulated	Stockholders'
	Shares	Amount	Capital	Deficit	Deficit

Balance, January 1, 2024	-	$-	$-	$(1,309)	$(1,309)
Issuance of common stock	3,750,000	3,750	-	-	3,750
Net loss	-	-	-	(4,888)	(4,888)
Balance, March 31, 2024	3,750,000	$3,750	$-	$(6,197)	$(2,447)

The accompanying footnotes are an integral part of these audited financial statements.

F-5

REDHAWK ACQUISITION I CORP.

STATEMENTS OF CASH FLOWS

	For the Three Months Ended March 31, 2024	For the Period December 13, 2023 (Inception) through December 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(4,888)	$(1,309)
Changes in operating assets and liabilities:
Changes in accounts payable	2,388	1,309
Changes in accounts payable – related party	100
Net cash used in operating activities	(2,400)	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock	3,750	-
Net cash provided by financing activities	3,750	-

NET CHANGE IN CASH	1,350	-
Cash - Beginning of period	-	-
Cash - End of period	$1,350	$-

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	$-	$-
Cash paid for taxes	$-	$-

The accompanying footnotes are an integral part of these audited financial statements.

F-6

REDHAWK ACQUISITION I CORP.

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND FOR THE PERIOD

DECEMBER 13, 2023 (INCEPTION) THROUGH DECEMBER 31, 2023

NOTE 1 – NATURE OF THE ORGANIZATION AND BUSINESS

General

RedHawk Acquisition I Corp. (“RedHawk,” the “Company,” “we,” “our” or “us”), was incorporated in the State of Nevada on December 13, 2023, to engage in any lawful corporate undertaking, including, but not limited to, selected mergers and acquisitions. The Company has no operations to date. Other than issuing shares of common stock to its original shareholders and preferred shares to our initial investor, Redhawk Investment Group LLC, the Company has yet to commence any operational activities.

The Company was formed for the purpose of creating a corporation that could be used to consummate a merger or acquisition.

The Company can be defined as a “shell” company, whose sole purpose at this time is to locate and consummate a merger or acquisition with a private entity. The Company is conducting a “Blank Check” offering subject to Rule 419 of Regulation C as promulgated by the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”) (the “Offering”). The Offering proceeds, and the securities to be issued to investors will be deposited in an escrow account (the “Deposited Funds” and “Deposited Securities,” respectively). While held in the Escrow Account, the Deposited Securities may not be traded or transferred other than by will or the laws of descent and distribution, or pursuant to a qualified domestic relations order as defined by the Internal Revenue Code of 1986, as amended (the “Code”) (26 U.S.C. 1 et seq.), or Title 1 of the Employee Retirement Income Security Act (29 U.S.C. 1001 et seq.), or the rules thereunder. Except for an amount up to 10% that may be released to the Company, after Minimum Offering is attained, of the Deposited Funds otherwise releasable under Rule 419, the Deposited Funds and the Deposited Securities may not be released until an acquisition meeting the requirements of Rule 419 (see “Plan of Distribution” elsewhere in this registration statement) has been consummated and 80% of investors reconfirm their investment in accordance with the procedures set forth in Rule 419. Pursuant to these procedures, a new prospectus, which describes an acquisition candidate and its business and includes audited financial statements, will be delivered to all investors. The Company must return the pro rata portion of the Deposited Funds to any investor who does not elect to remain an investor. Unless at least 80% of investors elect to remain investors, all investors will be entitled to the return of a pro rata portion of the Deposited Funds and none of the Deposited Securities will be issued to investors. In the event an acquisition is not consummated within 18 months of the effective date of this Prospectus, the Deposited Funds will be returned on a pro rata basis to all investors.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company may elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s unaudited financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used. Furthermore, as a result of the Company’s election, our financial statements may not be comparable to companies that comply with public company effective dates.

F-7

NOTE 2 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statement in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statement, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and cash equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. As of March 31, 2024, the Company did not have any cash balances in bank deposit accounts that exceeded federally insured limits.

Offering Costs

Offering costs consist of professional fees, filing, regulatory and other costs incurred through the balance sheet date that are directly related to the Offering. As of March 31, 2024 and December 31, 2023, the Company did not have any capitalized offering costs. All costs incurred from December 13, 2023 (inception) through March 31, 2024 relate to the Company’s formation.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under Accounting Standards Codification (“ASC”) 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of March 31, 2024 and December 31, 2023. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

F-8

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. As of March 31, 2024 and December 31, 2023, the Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

Net Loss Per Share

Net loss per share is computed by dividing net loss by the weighted average number of common shares outstanding during the reporting period. Diluted earnings per share is computed similar to basic earnings per share, except the weighted average number of common shares outstanding are increased to include additional shares from the assumed exercise of share options, warrants or other financial instruments, if dilutive. There are no outstanding dilutive or potentially dilutive financial instruments.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

NOTE 3 – GOING CONCERN AND MANAGEMENT’S LIQUIDITY PLANS

As of March 31, 2024, the Company had cash of $1,350 and a working capital deficit of $2,447. The Company’s liquidity needs up to March 31, 2024 have been satisfied through purchases of common stock by the Company’s founder and the purchases of Series A Preferred Stock from a related party.

The accompanying financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes the realization of assets and the satisfaction of liabilities in the normal course of business. As of March 31, 2024, the Company had no income from continuing operations. Based on the Company’s cash balance as of March 31, 2024, and projected cash needs for the next twelve months, management estimates that it will need to raise additional capital to cover operating and capital requirements. Management expects that any additional funds needed will raised through the sale of Series A Preferred Stock to a related party. There can be no assurance that all required future financing will be successfully completed on a timely basis by the related party, or, if with other parties, on terms acceptable to the Company. Based on these circumstances, management has determined that these conditions raise substantial doubt about the Company’s ability to continue as a going concern.

Accordingly, the accompanying financial statements have been prepared in conformity with U.S. GAAP, which contemplates continuation of the Company as a going concern and the realization of assets and the satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

From time to time, the Company may become involved in various lawsuits and legal proceedings, which arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm business. As of  March 31, 2024, the Company was not involved in any lawsuits or legal proceedings.

F-9

NOTE 5 – RELATED PARTY TRANSACTIONS

Founder Shares

 On March 27, 2024, the Company’s founder, Redhawk Acquisition One, LLC, purchased 3,750,000 shares (the “Founder Shares”) of the Company’s common stock for an aggregate price of $3,750. Mr. Reithinger, our President, Treasurer and Director, beneficially owns 750,000 shares of common stock through Escala Asset Management, LLC, an entity owned and controlled by Mr. Reithinger. Such entity owns a 20% member interest in RedHawk Acquisition One, LLC. Mr. Walsh, our Secretary and Director, beneficially owns 750,000 shares of common stock through Walsh Corporate Finance, LLC, an entity owned and controlled by Mr. Walsh. Such entity owns a 20% member interest in RedHawk Acquisition One, LLC.

Founding Expenses

During the three months ended March 31, 2024, Mr. Reithinger paid for certain expenses involved with the incorporation of the Company with personal funds. During the three months ended March 31, 2024 and for the period December 13, 2023 (inception) through December 31, 2023, these expenses totaled $100 and $0, respectively, and are recorded as a related party accounts payable on the accompanying balance sheets as of March 31, 2024 and December 31, 2023, respectively.

Office Space

 The office space used by the Company is provided by Eventus at no charge.

NOTE 6 – STOCKHOLDERS’ DEFICIT

Authorized Capital

The authorized capital of the Company consists of 250,000,000 shares of common stock with a $0.001 par value and 10,000,000 shares of preferred stock with a $0.001 par value.

Common Stock

On March 27, 2024, the Company’s issued 3,750,000 Founder Shares of the Company’s common stock for an aggregate price of $3,750.

Preferred Stock

There was no preferred stock outstanding as of March 31, 2024 or December 31, 2023.

NOTE 7 – INCOME TAXES

The Company accounts for income taxes under ASC 740, which provides for an asset and liability approach of accounting for income taxes. Under this approach, deferred tax assets and liabilities are recognized based on anticipated future tax consequences, using currently enacted tax laws, attributed to temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts calculated for income tax purposes.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

F-10

The Company’s net deferred tax assets are as follows:

December 31,
2023

Organizational costs/start-up expenses	$(1,309)
Valuation allowance	1,309
Deferred tax assets, net of allowance	$—

As of December 31, 2023, the Company had a total of $1,309 of U.S. federal net operating loss carryovers available to offset future taxable income.

In assessing the realization of the deferred tax assets, management considers whether it is more likely than not that some portion of all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. After consideration of all of the information available, management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance. For the period from December 13, 2023 (inception) through December 31, 2023, the change in the valuation allowance was $0.

A reconciliation of the federal income tax rate to the Company’s effective tax rate is as follows:

December 31,
2023
Statutory federal income tax rate	21.0%
State income tax rate	—%

Change in valuation allowance	(21.0)%
Income tax provision	—%

The Company files income tax returns in the U.S. federal jurisdiction and in state and local jurisdictions and is subject to examination by the various taxing authorities.

NOTE 8 – SUBSEQUENT EVENTS

Management evaluated subsequent events and transactions that occurred after the balance sheet date through the date these financial statements were issued. Based upon this review, other than below, management did not identify any additional subsequent events that would have required adjustment or disclosure in the financial statements.

Preferred Stock

On April 22, 2024, our Board of Directors, established a designation of preferred stock, $0.001 par value per share as Series A Convertible Preferred Stock (“Series A Preferred Stock”) and the relative rights and preferences thereof. The number of authorized shares of Series A Preferred Stock is initially One Hundred Twenty (120), with a stated value of $2,500 per each share of Series A Preferred Stock. The Series A Preferred Stock is convertible at $0.25 and votes on an as-converted basis, such that each then outstanding share of Series A Preferred Stock shall have the equivalent vote as to 10,000 shares of common stock.

On May 17, 2024, the Company issued 6 shares of Series A Preferred Stock to Redhawk Investment Group, LLC for aggregate proceeds of $15,000.

F-11

REDHAWK ACQUISITION I CORP.

BALANCE SHEETS

	June 30, 2024	December 31, 2023
	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash	$4,921	$-
Deferred offering costs	25,171	-
Total assets	$30,092	-

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
Accounts payable	$17,752	$1,309
Accounts payable - related party	100	-
Total liabilities	17,852	1,309

Commitments and contingencies (Note 4)

Stockholders' equity (deficit):
Preferred stock, par value $0.001, 10,000,000 authorized and 6 and 0	-	-

shares issued and outstanding as of June 30, 2024 and December 31, 2023, respectively (including Series A preferred stock, par value $0.001, 120 authorized and 6 and 0 shares issued and outstanding as of June 30, 2024 and December 31, 2023, respectively)

Common stock, par value $0.001, 250,000,000 authorized and 3,750,000 and 0	3,750	-
issued and outstanding as of June 30, 2024 and December 31, 2023, respectively
Additional paid-in capital	15,000	-
Accumulated deficit	(6,510)	(1,309)
Total stockholders' equity (deficit)	12,240	(1,309)
Total liabilities and stockholders' equity (deficit)	$30,092	$-

The accompanying footnotes are an integral part of these unaudited financial statements.

F-12

REDHAWK ACQUISITION I CORP.

STATEMENTS OF OPERATIONS

For the Six Months Ended June 30, 2024 (1)
(Unaudited)

Formation and operating costs	$5,201
Net loss before income taxes	(5,201)

Provision for income taxes	-
Net loss	$(5,201)

Basic and diluted net loss per share	$(0.00)
Weighted-average shares outstanding, basic and diluted	1,968,232

(1)	The Company has not provided the comparative column for the corresponding period ended June 30, 2023 since the Company was incepted on December 13, 2023.

The accompanying footnotes are an integral part of these unaudited financial statements.

F-13

REDHAWK ACQUISITION I CORP.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

FOR THE SIX MONTHS ENDED JUNE 30, 2024

					Additional		Total
	Preferred Stock		Common Stock		Paid-in	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity (Deficit)

Balance, January 1, 2024	-	$-	-	$-	$-	$(1,309)	$(1,309)
Issuance of common stock	-	-	3,750,000	3,750	-	-	3,750
Net loss	-	-	-	-	-	(4,888)	(4,888)
Balance, March 31, 2024 (Audited)	-	-	3,750,000	3,750	-	(6,197)	(2,447)
Issuance of Series A preferred stock	6	-	-	-	15,000	-	15,000
Net loss	-	-	-	-	-	(313)	(313)
Balance, June 30, 2024 (Unaudited)	6	-	3,750,000	3,750	15,000	(6,510)	12,240

The accompanying footnotes are an integral part of these unaudited financial statements.

F-14

REDHAWK ACQUISITION I CORP.

STATEMENTS OF CASH FLOWS

For the Six Months Ended June 30, 2024(1)
(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(5,201)
Changes in operating assets and liabilities:
Changes in accounts payable	16,443
Changes in accounts payable - related party	100
Net cash used in operating activities	11,342

CASH FLOWS FROM FINANCING ACTIVITIES:
Offering costs	(25,171)
Proceeds from issuance of common stock	3,750
Proceeds from issuance of preferred stock	15,000
Net cash used in financing activities	(6,421)

NET CHANGE IN CASH	4,921
Cash - Beginning of period	-
Cash - End of period	$4,921

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	$-
Cash paid for taxes	$-

(1)	The Company has not provided the comparative column for the corresponding period ended June 30, 2023 since the Company was incepted on December 13, 2023.

The accompanying footnotes are an integral part of these unaudited financial statements.

F-15

REDHAWK ACQUISITION I CORP.

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 2024 (UNAUDITED)

NOTE 1 – NATURE OF THE ORGANIZATION AND BUSINESS

General

RedHawk Acquisition I Corp. (“RedHawk,” the “Company,” “we,” “our” or “us”), was incorporated in the State of Nevada on December 13, 2023, to engage in any lawful corporate undertaking, including, but not limited to, selected mergers and acquisitions. The Company has no operations to date. Other than issuing shares of common stock to its original shareholders and preferred shares to our initial investor, Redhawk Investment Group LLC, the Company has yet to commence any operational activities.

The Company was formed for the purpose of creating a corporation that could be used to consummate a merger or acquisition.

The Company can be defined as a “shell” company, whose sole purpose at this time is to locate and consummate a merger or acquisition with a private entity. The Company is conducting a “Blank Check” offering subject to Rule 419 of Regulation C as promulgated by the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”) (the “Offering”). The Offering proceeds, and the securities to be issued to investors will be deposited in an escrow account (the “Deposited Funds” and “Deposited Securities,” respectively). While held in the Escrow Account, the Deposited Securities may not be traded or transferred other than by will or the laws of descent and distribution, or pursuant to a qualified domestic relations order as defined by the Internal Revenue Code of 1986, as amended (the “Code”) (26 U.S.C. 1 et seq.), or Title 1 of the Employee Retirement Income Security Act (29 U.S.C. 1001 et seq.), or the rules thereunder. Except for an amount, after the Minimum Offering is attained, up to 10% of the Deposited Funds otherwise releasable under Rule 419, the Deposited Funds and the Deposited Securities may not be released until an acquisition meeting the requirements of Rule 419 has been consummated and 80% of investors reconfirm their investment in accordance with the procedures set forth in Rule 419. Pursuant to these procedures, a new prospectus, which describes an acquisition candidate and its business and includes audited financial statements, will be delivered to all investors. The Company must return the pro rata portion of the Deposited Funds to any investor who does not elect to remain an investor. Unless at least 80% of investors elect to remain investors, all investors will be entitled to the return of a pro rata portion of the Deposited Funds and none of the Deposited Securities will be issued to investors. In the event an acquisition is not consummated within 18 months from the effective date of this Prospectus, the Deposited Funds will be returned on a pro rata basis to all investors (except for 10% of the Deposited Funds, which may have been released to the Company upon completion of at least the Minimum Offering).

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s unaudited financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used. Furthermore, as a result of the Company’s election, our financial statements may not be comparable to companies that comply with public company effective dates.

F-16

NOTE 2 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. Certain information or footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a complete presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented.

The interim results for the six months ended June 30, 2024 are not necessarily indicative of the results to be expected for the year ending December 31, 2024, or for any future periods.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statement, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and cash equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. As of June 30, 2024, the Company did not have any cash balances in bank deposit accounts that exceeded federally insured limits.

Offering Costs

Offering costs consist of professional fees, filing, regulatory and other costs incurred through the balance sheet date that are directly related to the Offering. As of June 30, 2024 and December 31, 2023, the Company had $25,171 and $0 in capitalized offering costs, consisting of legal fees, accounting fees, and filing fees.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under Accounting Standards Codification (“ASC”) 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

F-17

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of June 30, 2024 and December 31, 2023. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. As of June 30, 2024 and December 31, 2023, the Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

Net Loss Per Share

Net loss per share is computed by dividing net loss by the weighted average number of common shares outstanding during the reporting period. Diluted earnings per share is computed similar to basic earnings per share, except the weighted average number of common shares outstanding are increased to include additional shares from the assumed exercise of share options, warrants or other financial instruments, if dilutive. When the Company reports a net loss, the calculation of diluted net loss per share excludes potential shares as the effect would be anti-dilutive. Potential shares are comprised of Series A Preferred Stock.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

NOTE 3 – GOING CONCERN AND MANAGEMENT’S LIQUIDITY PLANS

As of June 30, 2024, the Company had cash of $4,921 and working capital of $12,240. The Company’s liquidity needs up to June 30, 2024 have been satisfied through purchases of common stock by the Company’s founder and the purchases of Series A Preferred Stock from a related party.

The accompanying financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes the realization of assets and the satisfaction of liabilities in the normal course of business. As of June 30, 2024, the Company had no income from continuing operations. Based on the Company’s cash balance as of June 30, 2024, and projected cash needs for the next twelve months, management estimates that it will need to raise additional capital to cover operating and capital requirements. Management expects that any additional funds needed will raised through the sale of Series A Preferred Stock to a related party. There can be no assurance that all required future financing will be successfully completed on a timely basis by the related party, or, if with other parties, on terms acceptable to the Company. Based on these circumstances, management has determined that these conditions raise substantial doubt about the Company’s ability to continue as a going concern.

Accordingly, the accompanying financial statements have been prepared in conformity with U.S. GAAP, which contemplates continuation of the Company as a going concern and the realization of assets and the satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

F-18

NOTE 4 – COMMITMENTS AND CONTINGENCIES

From time to time, the Company may become involved in various lawsuits and legal proceedings, which arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm business. As of June 30, 2024, the Company was not involved in any lawsuits or legal proceedings.

NOTE 5 – RELATED PARTY TRANSACTIONS

Founder Shares

 On March 27, 2024, the Company’s founder, Redhawk Acquisition One, LLC, purchased 3,750,000 shares (the “Founder Shares”) of the Company’s common stock for an aggregate price of $3,750. Mr. Reithinger, our President, Treasurer and Director, beneficially owns 750,000 shares of common stock through Escala Asset Management, LLC, an entity owned and controlled by Mr. Reithinger. Such entity owns a 20% member interest in RedHawk Acquisition One, LLC. Mr. Walsh, our Secretary and Director, beneficially owns 750,000 shares of common stock through Walsh Corporate Finance, LLC, an entity owned and controlled by Mr. Walsh. Such entity owns a 20% member interest in RedHawk Acquisition One, LLC.

Preferred Shares

On April 22, 2024, our Board of Directors established a designation of preferred stock, $0.001 par value per share as Series A Convertible Preferred Stock (“Series A Preferred Stock”) and the relative rights and preferences thereof. The number of authorized shares of Series A Preferred Stock is initially 120, with a stated value of $2,500 per each share of Series A Preferred Stock. The Series A Preferred Stock is convertible at $0.25 and votes on an as-converted basis, such that each then outstanding share of Series A Preferred Stock shall have the equivalent vote as to 10,000 shares of common stock.

On May 17, 2024, the Company issued six shares of Series A Preferred Stock to Redhawk Investment Group, LLC for aggregate proceeds of $15,000.

Founding Expenses

During the six months ended June 30, 2024, Mr. Reithinger paid for certain expenses involved with the incorporation of the Company with personal funds. During the six months ended June 30, 2024, these expenses totaled $100, and are recorded as a related party accounts payable on the accompanying balance sheets as of June 30, 2024.

Office Space

 The office space used by the Company is provided by Eventus at no charge.

NOTE 6 – STOCKHOLDERS’ EQUITY (DEFICIT)

Authorized Capital

The authorized capital of the Company consists of 250,000,000 shares of common stock with a $0.001 par value and 10,000,000 shares of preferred stock with a $0.001 par value.

Common Stock

On March 27, 2024, the Company’s issued 3,750,000 Founder Shares of the Company’s common stock for an aggregate price of $3,750.

F-19

Preferred Stock

 On April 22, 2024, our Board of Directors established a designation of preferred stock, $0.001 par value per share as Series A Convertible Preferred Stock and the relative rights and preferences thereof. The number of authorized shares of Series A Preferred Stock is initially 120, with a stated value of $2,500 per each share of Series A Preferred Stock. The Series A Preferred Stock is convertible at $0.25 and votes on an as-converted basis, such that each then outstanding share of Series A Preferred Stock shall have the equivalent vote as to 10,000 shares of common stock.

On May 17, 2024, the Company issued six shares of Series A Preferred Stock to Redhawk Investment Group, LLC for aggregate proceeds of $15,000.

NOTE 7 – INCOME TAXES

The Company accounts for income taxes under ASC 740, which provides for an asset and liability approach of accounting for income taxes. Under this approach, deferred tax assets and liabilities are recognized based on anticipated future tax consequences, using currently enacted tax laws, attributed to temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts calculated for income tax purposes.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company’s net deferred tax assets are as follows:

	June 30,	December 31,
	2024	2023

Net operating loss	$(6,510)	$(1,309)
Valuation allowance	6,510	1,309
Deferred tax assets, net of allowance	$—	$—

As of June 30, 2024 and December 31, 2023, the Company had a total of $6,510 and $1,309, respectively, of U.S. federal net operating loss carryovers available to offset future taxable income.

In assessing the realization of the deferred tax assets, management considers whether it is more likely than not that some portion of all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. After consideration of all of the information available, management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance. For the six months ended June 30, 2024 and for period from December 13, 2023 (inception) through December 31, 2023, the change in the valuation allowance was $5,201 and $1,309, respectively.

F-20

A reconciliation of the federal income tax rate to the Company’s effective tax rate is as follows:

	June 30,	December 31,
	2024	2023
Statutory federal income tax rate	21.0%	21.0%
State income tax rate	—%	—%

Change in valuation allowance	(21.0)%	(21.0)%
Income tax provision	—%	—%

The Company files income tax returns in the U.S. federal jurisdiction and in state and local jurisdictions and is subject to examination by the various taxing authorities. The effective tax rate differs from the statutory tax rate of 21% due to changes in the valuation allowance on the deferred tax assets.

NOTE 8 – SUBSEQUENT EVENTS

Management evaluated subsequent events and transactions that occurred after the balance sheet date through the date these financial statements were issued. Based upon this review, other than below, management did not identify any additional subsequent events that would have required adjustment or disclosure in the financial statements.

 On July 22, 2024, the Company issued 6 shares of Series A Preferred Stock to Redhawk Investment Group, LLC for aggregate proceeds of $15,000.

F-21

Dealer Prospectus Delivery Obligation

Until ________________, 2024 all dealers that effect transactions in these securities whether or not participating in this Offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the costs and expenses payable by the Company in connection with the sale of the common stock being registered. The Company has agreed to pay all costs and expenses in connection with this Offering. Our current shareholders, officers and directors are the source of the funds for the costs of the Offering. They have no agreement in writing to pay the expenses of this Offering on behalf of the Company and thus such agreement to do so is not enforceable. The estimated expenses of issuance and distribution, assuming the maximum proceeds are raised, are set forth below.

Legal and Professional Fees	$25,000
Accounting and Auditing Fees	$15,000
Escrow Fees*	$7,500
Registration Fee**	$-

Total	$47,500

* The Company is bearing the cost of all Offering costs out of existing cash as part of the Offering.

** Calculation to be determined at time of live filing.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company’s Articles of Incorporation and Bylaws provide for the indemnification of a present or former director or officer to the fullest extent permitted by Nevada law, against all expense, liability and loss reasonably incurred or suffered by the officer or director in connection with any action against such officer or director.

RECENT SALES OF UNREGISTERED SECURITIES

Since inception of the Company through the date of this registration statement, RedHawk Acquisition I Corp., issued the following unregistered securities in private transactions without registering the securities under the Securities Act:

On March 27, 2024, the Company’s founder, Redhawk Acquisition One, LLC, purchased 3,750,000 shares of the Company’s common stock for an aggregate price of $3,750.

On each of May 17, 2024 and July 22, 2024, the Company sold an aggregate of six shares of its Series A Preferred Stock to Redhawk Investment Group, LLC for a total of $30,000.

For the above sales of securities, the Company relied upon Section 4(a)(2) of the Securities Act of 1933.

The price of the securities sold was arbitrarily determined and bore no relationship to any objective criterion of value. At the time of the sales, the Company was recently formed or in the process of being formed and possessed no assets.

38

EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Index of Exhibits

The following exhibits are included with this registration statement:

Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed Herewith
3.1	Articles of Incorporation filed December 13, 2023	S-1		3.1	8/9/24
3.2	Bylaws	S-1		3.2	8/9/24
4.1	Certificate of Designation for Series A Preferred Stock filed April 24, 2024	S-1		4.1	8/9/24
5.1	Legal Opinion of Business Legal Advisors, LLC*
10.1	Engagement Agreement dated August 5, 2024 with ICON Capital Group, LLC	S-1		10.1	8/9/24
10.2	Subscription Agreement dated March 27, 2024 with RedHawk Acquisition One, LLC	S-1		10.2	8/9/24
10.3	Securities Purchase Agreement dated May 17, 2024 with Redhawk Investment Group LLC	S-1		10.3	8/9/24
10.4	Securities Purchase Agreement dated July 22, 2024 with Redhawk Investment Group LLC	S-1		10.4	8/9/24
23.1	Consent of Astra Audit & Advisory, LLC, independent registered public accounting firm					X
23.2	Consent of Attorney (included in Exhibit 5.1)					--
99.1	Form of Subscription Agreement	S-1		99.1	8/9/24
99.2	Escrow Agreement dated September 30, 2024 with Odyssey Transfer and Trust Company	S-1		99.2		X
101.INS	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted in Inline XBRL, and included in exhibit 101).
107	Filing Fee Table*

* To be filed upon amendment.

39

UNDERTAKINGS

A. The undersigned registrant hereby undertakes:

1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

ii.

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof), which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

iii.

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided however, that:

a.

Paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the registration statement is on Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Exchange Act that are incorporated by reference in the registration statement; and

b.

Paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Exchange Act that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

2.

That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the Offering.

4.	That, for the purpose of determining liability under the Securities Act to any purchaser:

i.

If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

40

5.

That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.	Any preliminary prospectus or prospectus of the undersigned registrant relating to the Offering required to be filed pursuant to Rule 424;

ii.	Any free writing prospectus relating to the Offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii.

The portion of any other free writing prospectus relating to the Offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv.	Any other communication that is an offer in the Offering made by the undersigned registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

B. The undersigned registrant hereby undertakes that:

1.

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2.

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

41

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Scottsdale, Arizona on October 7, 2024.

REDHAWK ACQUISITION I CORP.

By:	/s/ Neil Reithinger
Neil Reithinger
President and Treasurer (Principal Executive Officer and Principal Financial and Accounting Officer)
Date: October 7, 2024

Pursuant to the requirements of the Securities Exchange Act of 1933, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

By:	/s/ Neil Reithinger
Neil Reithinger
Director
Date: October 7, 2024

By:	/s/ Alexander Walsh
Alexander Walsh
Director
Date: October 7, 2024

42